SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated 22 May 2008

Commission File Number 1-06262

BP p.l.c.

(Translation of registrant’s name into English)

1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No [X]

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-110203) OF BP CANADA FINANCE COMPANY, BP CAPITAL MARKETS p.l.c., BP CAPITAL MARKETS AMERICA, INC AND BP p.l.c.; THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-9790) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-65996) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-83180) OF BP AUSTRALIA CAPITAL MARKETS LIMITED, BP CANADA FINANCE COMPANY, BP CAPITAL MARKETS p.l.c., BP CAPITAL MARKETS AMERICA INC. AND BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 03-321868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9020) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-09798) OF BP p.l.c., THE

REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-34968) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-74414) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-102583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103923) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119934) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131584) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-132619) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146870) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146873) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149778) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains the Articles of Association of BP p.l.c., as amended at the Annual General Meeting of BP p.l.c. on April 17, 2008.

Articles of Association

Preliminary

No application of statutory regulations

1     (A)     Any model articles of association promulgated under the Companies Act 2006 shall not apply to the Company.

(B)     The regulations in Table A in the Companies (Tables A to F) Regulations 1985 (as amended from time to time) and in any Table A applicable to the Company under any former enactment relating to companies shall not apply to the Company.

Definitions

2     In these Articles, except where the subject or context otherwise requires:

address

in relation to electronic communications, includes any number or address used for the purposes of such communications, and includes in the case of any Uncertificated Proxy Instruction permitted pursuant to Article 84(C), an identification number of a participant in the relevant system concerned

Appointed Number	has the meaning given in Article 160(D)(i)
Appointed Person	has the meaning given in Article 160(B)
Approved Depositary Record Date	has the meaning given in Article 166(A)
Approved Depositary Register	has the meaning given in Article 160(A)
Approved Transfer	has the meaning given in Article 88(G)
Articles	means these articles of association as amended from time to time
associated tax credit	has the meaning given in Article 141(H) for the purposes specified there
Bearer	has the meaning given in Article 24
cash memorandum account	shall mean an account so designated by the Operator of the relevant system concerned
certificated share	means a share in the capital of the Company which is not an uncertificated share
Companies Acts	has the meaning given in Section 2 of the Companies Act 2006
Default Shares	has the meaning given in Article 88(A)
Designated Period	has the meaning given in Article 88(G)
Designated Shares

means fully paid shares in a body corporate (which both immediately before and after the distribution hereafter referred to is a subsidiary of the Company) which have been distributed by the Company pursuant to Article 138 and which, at or before the record date for the purpose of determining entitlement to receipt of such distribution, are designated by the Directors to be Designated Shares for the purposes of Article 46(A) and any further shares of the same class which may, with the prior consent of the Company, be allotted by such body corporate after such distribution, provided that the Directors may at any time after such distribution declare such shares no longer to be Designated Shares for the purposes of such Article by giving not less than fifteen days prior notice thereof to the London Stock Exchange, and provided further that there shall not at any time be more than one class of shares constituting Designated Shares

Designated Subsidiary	means the body corporate referred to in the definition of Designated Shares
Direction Notice	has the meaning given in Article 88(A)
electronic communication	means any document or information sent or supplied in electronic form within the meaning of Section 1168 of the Companies Act 2006
Financial Institution	has the meaning given to that expression by Section 778 of the Companies Act 2006
Financial Year	has the meaning given to that expression by Section 390 of the Companies Act 2006
First Preference Shares	has the meaning given in Article 5(A)
London Stock Exchange	means the London Stock Exchange plc
month	means calendar month
Office	means the registered office for the time being of the Company
Operator	has the meaning given to that expression by the Uncertificated Securities Regulations 2001
Overall Holding	has the meaning given in Article 159
paid	means paid or credited as paid
prescribed period	has the meaning given in Article 13(B)(iv)(b) for the purposes specified there
Principal Place	has the meaning given in Article 62(B)
Procedural Resolutions

means all resolutions of a procedural nature (such as a resolution to amend a Substantive Resolution as permitted by Article 69(B), a resolution on adjournment of a meeting or a resolution on choice of a Chairman)

Properly Authenticated Dematerialised Instruction	has the meaning given to that expression in the Uncertificated Securities Regulations 2001
Recognised Investment Exchange

means a recognised investment exchange within the meaning of the Financial Services and Markets Act 2000 or any other stock exchange outside the United Kingdom on which the Company’s shares are normally traded

record date	has the meaning given in Article 142
Register of Members	means the register of members of the Company kept pursuant to Section 352 of the Companies Act 1985
relevant system	has the meaning given to that expression by the Uncertificated Securities Regulations 2001
rights issue	has the meaning given in Article 13(B)(iv)(a) for the purposes specified there
routine business	has the meaning given to it in Article 61
Seal	means the common seal of the Company
Second Preference Shares	has the meaning given in Article 5(A)
Section 80 Amount	has the meaning given in Article 13(B)(iv)(c) for the purposes specified there
Section 89 Amount	has the meaning given in Article 13(B)(iv)(d) for the purposes specified there
Securities Seal	means an official seal kept by the Company by virtue of Section 40 of the Companies Act 1985
Share Warrants	has the meaning given in Article 24
Specified Shares	has the meaning given in Article 160(A)
Statutes	means every statute or statutory instrument for the time being in force and affecting the Company
sterling	means the lawful currency of the United Kingdom
subsidiary

has, in relation to any provision of these Articles, the meaning given to that word by Section 736 of the Companies Act 1985 as supplemented by Section 736A of that Act or the meaning given to that word by Section 1159 of the Companies Act 2006 as supplemented by Schedule 6 of that Act (whichever shall be in force for the time being for the purposes of the provision in question, or (if neither definition is applicable for such purposes) the definition in the 2006 Act)

Subsidiary Chairman	has the meaning given in Article 62(D)
Subsidiary Locations	has the meaning given in Article 62(B)
Substantive Resolutions	means all resolutions other than Procedural Resolutions
Transfer Office	means the place where the Register of Members is situated for the time being
Uncertificated Proxy Instruction	has the meaning given in Article 84(C)
uncertificated share

means a share in the capital of the Company which is recorded in the Register of Members as being held in uncertificated form, and title to which may be transferred by means of a relevant system pursuant to the Uncertificated Securities Regulations 2001

United Kingdom	means the United Kingdom of Great Britain and Northern Ireland
US dollars	means the lawful currency of the United States of America
year	means calendar year

Interpretation and construction

3     In these Articles:

the expressions “debenture” and “debenture holder” shall respectively include “debenture stock” and “debenture stockholder”;

the expression “Secretary” shall include any person appointed by the Directors to perform any of the duties of the Secretary and where two or more persons are appointed to act as Joint Secretaries shall include any one of these persons;

all the provisions of these Articles which are applicable to paid-up shares shall apply to stock, and the words “share” and “shareholder” shall be construed accordingly;

the expressions “written” and “in writing” shall include any way of representing or copying words legibly, but shall not (save where the context requires otherwise) include electronic communications;

words denoting persons shall include bodies corporate and unincorporate;

words denoting the masculine shall include the feminine and vice versa;

words denoting the singular shall include the plural and vice versa;

headings are included only for convenience and shall not affect the meaning of these Articles;

references to any statute or statutory provision shall be construed as relating to any modification or re-enactment of it in force for the time being, and the same principle of construction shall be applied to a statutory instrument or a provision in a statutory instrument;

any words or expressions defined in the Statutes shall bear the same meanings in these Articles, unless that meaning is inconsistent with the subject or context, or unless these Articles attribute another meaning to the particular words or expressions;

any powers of delegation shall not be restrictively construed, but the widest interpretation shall be given to them, and, except where expressly provided by the terms of the delegation in question, delegation of a power shall not exclude the concurrent exercise of that power by any other body or person who is for the time being authorised to exercise it under these Articles or under another delegation of the power.

Effectiveness of types of resolution

4     A special or extraordinary resolution shall be effective for any purpose for which an ordinary resolution is expressed to be required under any provision of these Articles or the Statutes, and where for any purpose an extraordinary resolution is required a special resolution shall be effective.

Share Capital

Division of the Company’s capital and the rights attaching to shares

5     (A)     The share capital of the Company is £12,750,000 (divided into 7,250,000 8 per cent. Cumulative Preference Shares of £1 each (of which 7,232,838 have been issued and are fully paid and 17,162 are unissued) and 5,500,000 9 per cent. Cumulative Second Preference Shares of £1 each (of which 5,473,414 have been issued and are fully paid and 26,586 are unissued)) and US$9,000,000,000 divided into 36,000,000,000 Ordinary Shares of US$0.25 each. The 8 per cent. Cumulative Preference Shares (“First Preference Shares”) and the 9 per cent. Cumulative Second Preference Shares (“Second Preference Shares”) had attached thereto respectively on 5th April 1973 the rights as regards participation in the profits and assets of the Company set out below (and have attached thereto at the date of the adoption of these Articles such rights as modified or affected by the provisions of paragraph 18 of Schedule 23 to the Finance Act 1972 and Section 46 of the Finance Act 1976):

(i)     the First Preference Shares, together with any further shares hereafter issued ranking pari passu therewith pursuant to the provisions hereinafter contained, entitle the holders to a fixed cumulative preferential dividend on the amounts paid up thereon at the rate of 8 per cent. per annum, and on a return of assets of the Company on winding up to have the assets of the Company available for distribution amongst the members applied in the first place in paying to them (a) the amounts paid up on such First Preference Shares, (b) a sum equal to any arrears or deficiency of the fixed cumulative preferential dividend on such First Preference Shares, such arrears or deficiency to be calculated down to the date of the commencement of the winding up, and (c) a sum equal to 10 per cent. on the amounts paid up on the First Preference Shares, or to the average premium above par at which the First Preference Shares have during the six months before the commencement of the winding up been dealt in on the market (such average premium to be certified by the Secretary of the London Stock Exchange), whichever sum is the greater, but the holders of the First Preference Shares shall not be entitled in respect thereof to any further or other participation in the profits or assets of the Company.

(ii)     the Second Preference Shares, together with any further shares hereafter issued ranking pari passu therewith pursuant to the provisions hereinafter contained, entitle the holders to a fixed cumulative preferential dividend on the amounts paid up thereon (payable next after the dividend on the First Preference Shares, but in priority to any dividend on the Ordinary Shares) at the rate of 9 per cent. per annum, and on a return of assets of the Company on winding up to have the assets of the Company available for distribution amongst the members and remaining after making to the holders of the First Preference Shares the payments to which they are entitled, applied in the next place in paying to the holders of the Second Preference Shares (a) the amounts paid up on such Second Preference Shares, (b) a sum equal to any arrears or deficiency of the fixed cumulative preferential dividend on such Second Preference Shares, such arrears or deficiency to be calculated down to the date of the commencement of the winding up, and (c) a sum equal to 10 per cent. on the amounts paid up on the Second Preference Shares, or to the average premium above par at which the Second Preference Shares have during the six months before the commencement of the winding up been dealt in on the market (such average premium to be certified by the Secretary of the London Stock Exchange), whichever sum is the greater, but the holders of the Second Preference Shares shall not be entitled in respect thereof to any further or other participation in the profits or assets of the Company.

(B)     Unless otherwise expressly resolved by the Company in general meeting, further shares may be created and issued (without any further sanction or approval by the Company in general meeting or by any class of members thereof pursuant to Article 6) as First Preference Shares ranking pari passu with the First Preference Shares in the present capital, provided that the total nominal amount of such First Preference Shares at any one time in issue shall not exceed £10,000,000, or as Second Preference Shares ranking pari passu with the Second Preference Shares in the present capital, provided that the total nominal amount of such Second Preference Shares at any one time in issue shall not exceed £10,000,000.

(C)     Subject as aforesaid no new shares entitled to rank pari passu with or to any preference over the existing First and Second Preference Shares shall be issued by the Company without the sanction of an extraordinary resolution of the holders of such Preference Shares passed at a meeting held under the conditions hereinafter contained.

Variation of Rights

Variations of rights which may be made

6     The holders of any class of shares may at any time and from time to time, and whether before or during liquidation, by an extraordinary resolution passed at a meeting of such holders, consent on behalf of all the holders of shares of the class to the issue or creation of any shares ranking equally therewith, or having any priority thereto, or to the abandonment of any preference or priority or of any accrued dividend, or the reduction for any time or permanently of the dividends payable thereon, or to the amalgamation into one class of the shares of any two or more classes or to the sub-division of shares of one class into shares of different classes, or any alteration in these Articles varying or taking away any rights or privileges attached to shares of the class, or to any scheme for the reduction of the Company’s capital affecting the class of shares in a manner not otherwise authorised by these Articles, or to any scheme for the distribution (though not in accordance with legal rights) of assets in money or in kind in or before liquidation, or to any contract for the sale of the whole or any part of the Company’s property or business determining the way in which as between the several classes of shareholders the purchase consideration shall be distributed, and generally consent to any alteration, contract, compromise or arrangement which the persons voting thereon could if sui juris and holding all the shares of the class consent to or enter into, and such resolution shall be binding upon all the holders of shares of the class.

Procedure for variations of rights

7     Any meeting for the purpose of the last preceding Article shall be convened and conducted in all respects as nearly as possible in the same way as an extraordinary general meeting of the Company provided that no member, not being a Director, shall be entitled to notice thereof or to attend thereat, unless he be a holder of shares of the class intended to be affected by the resolution, and that no vote shall be given except in respect of a share of that class, and that the quorum at any such meeting shall (subject to the provisions as to an adjourned meeting hereinafter contained) by persons holding or representing by proxy one-tenth of the issued shares of that class (as regards the First Preference Shares and the Second Preference Shares) and one-third of the issued shares of that class (as regards all other classes of share), and that at any such meeting a poll may be demanded in writing by not less than five members present in person or by proxy and entitled to vote.

Alteration of Share Capital

Increase in the Company’s share capital

8     The Company may from time to time by ordinary resolution increase its capital by such sum to be divided into shares of such amounts as the resolution shall prescribe. All new shares shall be subject to the provisions of the Statutes and of these Articles with reference to allotment, payment of calls, lien, transfer, transmission, forfeiture and otherwise.

Consolidation, division and cancellation of shares

9     (A)     The Company may by ordinary resolution:

(i)     consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(ii)     cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of its capital by the amount of the shares so cancelled;

(iii)     sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Company’s memorandum of association (subject, nevertheless, to the provisions of the Statutes), and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights, or be subject to any such restrictions, as the Company has power to attach to unissued or new shares.

(B)     Whenever as a result of a consolidation and division or sub-division of shares any difficulty arises, the Directors may settle the matter in any manner they deem fit, and, in particular, may sell shares representing fractions to which any members would become entitled to any person (including, subject to the provisions of the Statutes, the Company) and distribute the net proceeds of sale in due proportion among those members, and the Directors may authorise some person to execute any instrument, or give any instruction, or do any act or thing, for the purpose of transferring the shares to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings relating to the sale.

Power to repurchase shares

10     Subject to the provisions of the Statutes the Company may purchase any of its own shares (including any redeemable shares).

Power to reduce the Company’s capital

11     The Company may reduce its share capital or any capital redemption reserve, share premium account or other undistributable reserve in any manner and with and subject to any incident authorised and consent required by law.

Shares

Issue of shares

12     Without prejudice to any special rights previously conferred on the holders of any shares or class of shares for the time being issued, any share in the Company may be issued with such preferred, deferred or other special rights, or subject to such restrictions, whether as regards dividend, return of capital, voting or otherwise, as the Company may from time to time by ordinary resolution determine (or, in the absence of any such determination, as the Directors may determine) and subject to the provisions of the Statutes the Company may issue any shares which are, or at the option of the Company or the holder are liable, to be redeemed.

Allotment of shares etc

13     (A)     Subject to the provisions of the Statutes relating to authority, pre-emption rights and otherwise and of any resolution of the Company in general meeting passed pursuant thereto, all unissued shares in the Company and all (if any) shares in the Company lawfully held by or on behalf of it shall be at the disposal of the Directors and they may allot (with or without conferring a right of renunciation), grant options over or otherwise dispose of them to such persons, at such times and on such terms as they think proper.

(B)     (i)     Pursuant to and in accordance with Section 80 of the Companies Act 1985 the Directors shall be generally and unconditionally authorised to exercise for each prescribed period all the powers of the Company to allot relevant securities up to an aggregate nominal amount equal to the Section 80 Amount; and

(ii)     pursuant to and within the terms of the said authority or otherwise in accordance with Section 95 of the Companies Act 1985 the Directors shall be empowered during each prescribed period to allot equity securities wholly for cash (a) in connection with a rights issue; and (b) otherwise than in connection with a rights issue up to an aggregate nominal amount equal to the Section 89 Amount; and

(iii)     during each prescribed period the Company and its Directors by such authority and power may make offers or agreements which would or might require equity securities or other relevant securities to be allotted after the expiry of such period; and

(iv)     for the purposes of this Article 13(B):

(a)     “rights issue” means an offer of equity securities open for acceptance for a period fixed by the Directors to holders of equity securities on the register on a fixed record date in proportion to their respective holdings of such securities or in accordance with the rights attached thereto but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory or as regards shares held by an Approved Depositary;

(b)     “prescribed period” means any period (not exceeding five years on any occasion) for which the authority conferred in the case of sub-paragraph (i) is conferred or renewed by ordinary or special resolution stating the Section 80 Amount, and the power conferred in the case of sub-paragraph (ii) is conferred or renewed by special resolution stating the Section 89 Amount;

(c)     “the Section 80 Amount” shall for any prescribed period be that stated in the relevant ordinary or special resolution;

(d)     “the Section 89 Amount” shall for any prescribed period be that stated in the relevant special resolution;

(e)     the nominal amount of any securities shall be taken to be, in the case of rights to subscribe for or to convert any securities into shares of the Company, the nominal amount of such shares which may be allotted pursuant to such rights; and

(f)     words and expressions defined in or for the purposes of Part IV of the Companies Act 1985 shall bear the same meanings herein.

Commissions

14     The Company may exercise the powers of paying commissions conferred by the Statutes to the full extent thereby permitted. The Company may also on any issue of shares pay such brokerage as may be lawful.

Renunciation of allotments

15     The Directors may at any time after the allotment of any share but before any person has been entered in the Register of Members as the holder recognise a renunciation thereof by the allottee in favour of some other person and may accord to any allottee of a share a right to effect such renunciation upon and subject to such terms and conditions as the Directors may think fit to impose.

No recognition of trusts etc

16     Except only as required by law or as otherwise provided by these Articles:

(i)     no person shall be recognised by the Company as holding any share upon any trust; and

(ii)     the Company shall not be bound by or compelled in any way to recognise any equitable, contingent, future or partial interest in any share, or any interest in any fractional part of a share, or any other right in respect of any share except an absolute right to the entirety thereof in the registered holder or (as applicable and subject always to these Articles) in the holder of a Share Warrant.

Form of Shares

Issue of certificated or uncertificated shares

17     In so far as permitted by law, and without having to consult any shareholder, the Directors may at any time or times do all or any of the following for any purpose they see fit:

(i)     cause shares issued by the Company to be issued as certificated shares or uncertificated shares;

(ii)     permit any shares in the Company to be held as certificated shares or uncertificated shares;

(iii)     permit the transfer of any uncertificated shares in the Company by means of a relevant system;

(iv)     make such arrangements as they think fit for shares in the Company to be held and transferred as uncertificated shares, and to be converted from certificated shares to uncertificated shares or vice versa;

(v)     determine that any shares in the Company shall cease to be held and transferred as uncertificated shares.

Form of shares not to affect classes

18     Notwithstanding any other provision of these Articles, it shall be irrelevant, when determining whether or not shares form a class or classes of shares, that some of the shares in question are held or permitted to be held as certificated shares and others as uncertificated shares.

Restriction of the effect of these Articles on uncertificated shares

19     Subject to the Directors’ power to determine that any shares in the Company shall cease to be held and transferred as uncertificated shares, the provisions of these Articles shall not apply to any shares held as uncertificated shares to the extent that such provisions are inconsistent with:

(i)     the holding of such shares as uncertificated shares;

(ii)     the transfer of title to such shares by means of a relevant system; or

(iii)     any provision of the Uncertificated Securities Regulations 2001.

Share certificates

20     Every share certificate shall be executed by the Company in such manner as the Directors may decide, which may include the use of the Seal or the Securities Seal (or, in the case of shares on a branch register, an official seal for use in the relevant territory). No certificate shall be issued representing shares of more than one class. No certificate shall normally be issued in respect of shares held by a Financial Institution.

Joint holders of certificated shares

21     In the case of a certificated share held jointly by several persons the Company shall not be bound to issue more than one certificate therefor and delivery of a certificate to one of the joint holders shall be sufficient delivery to all.

Entitlement to share certificates

22     Any person (subject as aforesaid) whose name is entered in the Register of Members in respect of any certificated shares of any one class upon the issue or transfer thereof shall (subject, in the case of issue, to the terms of the issue of any such shares) be entitled without payment to a certificate therefor (in the case of issue) within one month (or such longer period permitted by the Statutes as the terms of issue shall provide) after allotment or (in the case of a transfer of fully paid shares) within fourteen days after lodgment of a transfer or (in the case of a transfer of partly paid shares) within two months after lodgment of a transfer.

General provisions about share certificates

23     (A)     Where some only of the shares comprised in a share certificate are transferred the old certificate shall be cancelled and a new certificate for the balance of such shares issued in lieu without charge.

(B)     Any two or more certificates representing shares of any one class held by any member may at his request be cancelled and a single new certificate for such shares issued in lieu without charge.

(C)     If any member shall surrender for cancellation a share certificate representing shares held by him and request the Company to issue in lieu share certificates representing such shares in such proportions as he may specify, the Directors may, if they think fit, comply with such request.

(D)     If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same shares may be issued to the holder upon request subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

(E)     In the case of shares held jointly by several persons any such request may be made by any one of the joint holders.

Share Warrants

Power to issue Share Warrants

24     Subject to the Statutes and Articles 25 to 29, the Company with respect to any fully-paid shares may issue to such persons as the Directors may decide (the “Bearer”) share warrants to bearer (“Share Warrants”) under the Seal stating that the Bearer is entitled to the shares therein specified and may provide (by coupons or otherwise) for the payment or making of future dividends or other distributions, and the issue of shares pursuant to Article 143, on or in respect of the shares included in such Share Warrants.

Rights of the Bearer of a Share Warrant

25     A Share Warrant shall entitle the Bearer thereof to the shares specified in it, and the shares represented by it may be transferred by the delivery of the Share Warrant, and the provisions of these Articles (other than this Article 25) with respect to the transfer and transmission of shares and untraced shareholders shall not apply thereto.

Evidence of a Share Warrant held by an Approved Depositary

26     The Directors may accept a certificate (in such form as the Directors may approve) of the Approved Depositary, or of any bank or agent of the Company, that such bank, agent or an Approved Depositary holds a specified Share Warrant on behalf of the person named in the certificate as sufficient evidence of the facts stated in such certificate including the number of shares specified in it, and may treat the deposit of such certificate at the Transfer Office as equivalent to the deposit there of the Share Warrant for the purposes of these Articles other than in relation to Article 29.

Conditions attaching to Share Warrants

27     The Share Warrants shall be subject to the following conditions:

(i)     except as otherwise provided in sub-paragraph (vii) of this Article 27, no Share Warrant shall be issued except upon a request in writing by the person for the time being named in the Register of Members as the holder of the shares in respect of which the Share Warrant is to be issued. The Directors shall not be under any obligation to accede to any such request;

(ii)     the request shall be in such form, and supported by such evidence as to the identity of the person making the same and of his right or title to the shares, as the Directors shall from time to time require, and shall be lodged at the Transfer Office;

(iii)     before the issue of a Share Warrant the share certificates (if any) then outstanding in respect of the shares to be included in the Share Warrant shall be delivered up to the Company for cancellation;

(iv)     save as otherwise agreed by the Company, any person applying to have a Share Warrant issued shall be responsible for, and shall indemnify the Company against, any stamp duties, stamp duty reserve tax, bearer instrument duty, taxes, charges, fees, interest and penalties payable (if any) in respect of the issue of the Share Warrant and shall pay to the Company at the time of such issue such amount in respect thereof as the Company may require;

(v)     each Share Warrant shall represent such number of shares and be in such language and form as the Directors shall think fit;

(vi)     the Company shall be entitled to recognise an absolute right in the Bearer for the time being of any Share Warrant to such amount of dividend or other moneys payable on or in respect of the shares included in such Share Warrant, as shall have been declared or otherwise be payable, upon the presentation or delivery of such Share Warrant, and payment by or on behalf of the Company to an account or accounts specified by the person presenting such Share Warrant to the Transfer Office against such presentation or delivery shall be a good discharge to the Company accordingly;

(vii)     save as otherwise agreed by the Company, subject to the payment to the Company of all (if any) stamp duties, stamp duty reserve tax, bearer instrument duty, taxes, charges, fees, interest and penalties which may thereby be involved and for which the Company may be required to account:

(a)     if any Share Warrant is worn out, damaged or defaced, a replacement Share Warrant will be issued upon request and upon surrender of the old Share Warrant for cancellation;

(b)     if any Share Warrant is alleged to have been lost, stolen or destroyed, a replacement Share Warrant may, at the discretion of the Directors, be issued to the person claiming to be entitled thereto upon request and upon compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit provided that no new Share Warrant may be issued to replace one that has been lost unless the Directors are satisfied beyond reasonable doubt that the original has been destroyed; and

(c)     a Bearer may surrender for cancellation any Share Warrant and request that the Company issue in lieu two or more Share Warrants which together represent the same shares in such proportion as he may specify and the Directors may, if they think fit, authorise the cancellation of the original Share Warrants and the issuance of such new Share Warrants; and

(viii)     a Bearer may at any time deposit the Share Warrant together with a written declaration specifying his name and postal address at such place as the Directors may from time to time appoint (or, in default of such appointment, at the Transfer Office), and, so long as the Share Warrant remains so deposited, the depositor shall have the same right of signing a requisition for calling a meeting of the Company, of giving notice of intention to submit a resolution to a meeting, of attending and voting, giving a proxy and exercising the other rights and privileges of a member at any meeting held after the expiration of forty-eight hours from the time of deposit, as if from the time of deposit his name were inserted in the Register as the holder of the shares specified in the deposited Share Warrant. Not more than one person shall be recognised as depositor of any Share Warrant. Every Share Warrant which shall have been so deposited as aforesaid shall remain so deposited until after the conclusion of the meeting (including any adjournment) at which the depositor desires to attend or to be represented. Save as otherwise expressly provided, no person shall, as bearer of a Share Warrant, be entitled to sign a requisition for calling a general meeting;

(ix)     subject as otherwise expressly provided in Articles 24 to 29, a Bearer (or the depositor of a Share Warrant in accordance with Article 27(viii)) shall be entitled in all other respects to the same rights, benefits, privileges and advantages, accorded from time to time pursuant to these Articles or by the Statutes (subject to these Articles) and subject to the same obligations and duties as if he were named in the Register as the holder of the shares specified in the Share Warrant, and he shall be deemed to be a member of the Company for these purposes.

Communications with the Bearer of a Share Warrant

28     (A)     In the case of an offer of shares, securities or debentures to members or any class of members, or a proposed issue of shares pursuant to Article 143, it shall be sufficient, so far as any Bearer is concerned, to advertise the fact of the proposed offer or issue once in a leading London daily newspaper, and such other newspapers (if any) as the Directors may from time to time determine, and upon the Bearer depositing the Share Warrant (or, if appropriate, the requisite coupon) at the Transfer Office, or some other place or places mentioned in the advertisement, within the time limit prescribed in the offer, he shall have the same right to receive the offer and accept the proportionate number of shares, securities or debentures within the time limit prescribed in the offer, or to participate in the proposed issue of shares pursuant to Article 143, as if he were the registered holder of the shares comprised in the Share Warrant.

(B)     In the case of any notice or document or other communication with members or any class of members, it shall be sufficient, so far as any Bearer is concerned, to advertise the notice, document or other communication once in a leading London daily newspaper, and such other newspapers (if any) as the Directors may from time to time determine, and to give a postal address (and, if the Directors see fit, the address of a website) where copies of the notice, document or other communication may be obtained by any Bearer.

Surrender of a Share Warrant

29     Section 780 of the Companies Act 2006 shall not apply to the Company. If a Bearer shall desire to surrender a Share Warrant and be registered as a member or request that another person be registered as a member in respect of all or any of the shares included in such Share Warrant, he shall lodge at such place as the Directors may from time to time appoint (or, in default of such appointment, at the Transfer Office) for cancellation of such Share Warrant together with a declaration in writing signed by him in such form and authenticated in such manner as the Directors may require, requesting to be registered as a member in respect of all or some of the shares specified in such Share Warrant and stating in such declaration his full name and postal address. Save as otherwise agreed by the Company, upon the payment to the Company of all (if any) stamp duties, stamp duty reserve tax, bearer instrument duty, taxes, charges, fees, interest and penalties which may thereby be incurred by the Company or for which the Company is required to account, the person giving such declaration shall thereupon be entitled to have his name entered as a member in the Register in respect of the relevant shares specified in the Share

Warrant so surrendered and, if he indicates that those relevant shares are to be held as certificated shares, to receive a share certificate therefor. If the Bearer shall desire to be registered as a member in respect of part only of the shares included in such Share Warrant, a Share Warrant for the balance of the shares shall be issued to such person without charge upon cancellation of the Share Warrant so surrendered.

Calls on Shares

Power to make calls on shares

30     The Directors may from time to time make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares, or when permitted, by way of premium) but subject always to the terms of issue of such shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed and may be made payable by instalments.

Payment of calls

31     Each member shall (subject to receiving at least fourteen days’ notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof. A call may be revoked or postponed as the Directors may determine.

Interest on unpaid calls

32     If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate (not exceeding fifteen per cent. per annum) as the Directors may determine but the Directors shall be at liberty in any case or cases to waive payment of such interest wholly or in part.

Failure to pay sums due on shares

33     Any sum (whether on account of the nominal value of the share or by way of premium) which by the terms of issue of a share becomes payable upon allotment or at any fixed date shall for all the purposes of these Articles be deemed to be a call duly made and payable on the date on which by the term of issue the same becomes payable. In case of non-payment all the relevant provisions of these Articles as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

Powers of the Directors in connection with sums due in respect of shares

34     (A)     The Directors may on the issue of shares differentiate between the holders as to the amount of calls to be paid and the times of payment.

(B)     The Directors may if they think fit receive from any member willing to advance the same all or any part of the moneys (whether on account of the nominal value of the shares or by way of premium) uncalled and unpaid upon the shares held by him and such payment in advance of calls shall extinguish pro tanto the liability upon the shares in respect of which it is made and upon the money so received (until and to the extent that the same would but for such advance become payable) the Company may pay interest at such rate (not exceeding twelve per cent. per annum) as the member paying such sum and the Directors may agree.

(C)     Whenever any law for the time being of any country, state or place imposes or purports to impose any immediate or future or possible liability upon the Company to make any payment or empowers any government or taxing authority or government official to require the Company to make any payment in respect of any shares registered in any of the Company’s registers as held either jointly or solely by any member or in respect of any dividends, bonuses or other moneys due or payable or accruing due or which may become due or payable to such member by the Company on or in respect of any shares registered as aforesaid or for or on account or in respect of any member and whether in consequence of:

(i)     the death of such member;

(ii)     the non-payment of any income tax or other tax by such member;

(iii)     the non-payment of any estate, probate, succession, death, stamp, or other duty by the executor or administrator of such member or by or out of his estate; or

(iv)     any other act or thing,

the Company in every such case:

(a)     shall be fully indemnified by such member or his executor or administrator from all liability; and

(b)     may recover as a debt due from such member or his executor or administrator wherever constituted or residing any monies paid by the Company under or in consequence of any such law together with interest thereon at the rate of fifteen per cent. per annum thereon from date of payment to date of repayment.

(D)     Nothing contained in paragraphs (B) and (C) above shall prejudice or affect any right or remedy which any law may confer or purport to confer on the Company and as between the Company and every such member as aforesaid, his executor, administrator, and estate wheresoever constituted or situate, any right or remedy which such law shall confer or purport to confer on the Company shall be enforceable by the Company.

Forfeiture and Lien

Notice to pay sums due on shares

35     If a member fails to pay in full any call or instalment of a call on the due date for payment thereof, the Directors may at any time thereafter serve a notice on him requiring payment of so much of the call or instalment as is unpaid together with any interest which may have accrued thereon and any expenses incurred by the Company by reason of such non-payment.

Contents of a notice to pay

36     The notice shall name a further day (not being less than seven days from the date of service of the notice) on or before which and the place where the payment required by the notice is to be made, and shall state that in the event of non-payment in accordance therewith the shares on which the call has been made will be liable to be forfeited.

Forfeiture or surrender of shares for non-payment

37     If the requirements of any such notice as aforesaid are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of all calls and interest and expenses due in respect thereof has been made, be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited share and not actually paid before forfeiture. The Directors may accept a surrender of any share liable to be forfeited hereunder.

Powers of the Directors on forfeiture or surrender

38     A share so forfeited or surrendered shall become the property of the Company and may be sold, re-allotted or otherwise disposed of either to the person who was before such forfeiture or surrender the holder thereof or entitled thereto or to any other person upon such terms and in such manner as the Directors shall think fit and at any time before a sale, re-allotment or disposition the forfeiture or surrender may be cancelled on such terms as the Directors think fit. The Directors may, if necessary, authorise some person to transfer a forfeited or surrendered share to any such other person as aforesaid.

Continuing liabilities after forfeiture or surrender

39     A member whose shares have been forfeited or surrendered shall cease to be a member in respect of the shares but shall notwithstanding the forfeiture or surrender remain liable to pay to the Company all moneys which at the date of forfeiture or surrender were presently payable by him to the Company in respect of the shares with interest thereon at fifteen per cent. per annum (or such lower rate as the Directors may determine) from the date of forfeiture or surrender until payment and the Directors may at their absolute discretion enforce payment without any allowance for the value of the shares at the time of forfeiture or surrender or waive payment in whole or in part.

Lien

40     The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether presently payable or not) called or payable at a fixed time in respect of such share and the Company shall also have a first and paramount lien on every share (not being a fully paid share) standing registered in the name of a single member for all the debts and liabilities of such member or his estate to the Company whether the same shall have been incurred before or after notice to the Company of any equitable or other interest of any person other than such member and whether the period for the payment or discharge of the same shall have actually arrived or not and notwithstanding that the same are joint debts or liabilities of such member or his estate and any other person, whether a member of the Company or not. The Directors may waive any lien which has arisen and may resolve that any share shall for some limited period be exempt wholly or partially from the provisions of this Article 40.

Exercise of lien

41     The Company may sell in such manner as the Directors think fit any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of fourteen days after a notice stating and demanding payment of the sum presently payable and giving notice of intention to sell in default shall have been given to the holder for the time being of the share or the person entitled thereto by reason of the holder’s death or bankruptcy.

Application of proceeds of sale after exercise of lien

42     The net proceeds of such sale after payment of the costs of such sale shall be applied in or towards payment or satisfaction of the debts or liabilities in respect whereof the lien exists so far as the same are then payable and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the shares prior to the sale) be paid to the person entitled to the shares at the time of the sale. For the purpose of giving effect to any such sale the Directors may authorise some person to transfer the shares sold to the purchaser.

Evidence of title to shares following exercise of lien

43     A statutory declaration that the declarant is a Director or the Secretary of the Company and that a share has been duly forfeited or surrendered or sold to satisfy a lien of the Company on a date stated in the declaration shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. Such declaration, and the receipt of the Company for the consideration (if any) given for the share on the sale, re-allotment or disposal thereof, together with, in relation to a certificated share, the share certificate delivered to a purchaser or allottee thereof, shall (subject if necessary to the execution of an instrument of transfer or a transfer by a relevant system, as the case may be) constitute a good title to the share, and the person to whom the share is sold, re-allotted or disposed of shall be registered as the holder of the share and shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, surrender, sale, re-allotment or disposal of the share.

Transfer of Shares and Related Matters

Form of transfer of certificated shares

44     All transfers of shares, other than shares represented by Share Warrants, or uncertificated shares, may be effected by transfer in writing in any usual or common form or in any other form acceptable to the Directors and may be under hand only. The instrument of transfer (if any) shall be signed by or on behalf of the transferor and (except in the case of fully paid shares) by or on behalf of the transferee. The transferor shall remain the holder of the shares concerned until the name of the transferee is entered in the Register of Members in respect thereof.

Closure of the Register of Members

45     The registration of transfers may be suspended at such times and for such periods as the Directors may from time to time determine and either generally or in respect of any class of shares. The Register of Members shall not be closed for more than thirty days in any year.

Refusal to register transfers of shares

46     (A)     The Directors may, in their absolute discretion and without giving any reason, refuse to register the transfer of a share which is not fully paid and shall (for so long as there is in issue any Designated Share) decline to register the transfer of any Ordinary Share unless there is produced to the Directors such evidence as they may in their discretion require to ensure that on the same occasion there is being transferred to the same person one Designated Share for every Ordinary Share included in such transfer. For so long as there is in issue any Designated Share, every transfer of one or more Ordinary Shares shall, except so far as otherwise stated on the instrument of transfer, constitute a transfer of the same number of Designated Shares provided that, where any such shares are admitted to the Official List of the London Stock Exchange, such discretion may not be exercised in such a way as to prevent dealings in the shares of that class from taking place on an open and proper basis. The Directors may also refuse to register a transfer of shares (whether fully paid or not) in favour of more than four persons jointly.

(B)     If the Directors refuse to register a transfer, they shall send to the transferee notice of such refusal within ten days of the refusal, or, if earlier, within two months after the date on which (in the case of certificated shares) the transfer was lodged with the Company or (in the case of uncertificated shares) the Operator-instruction was received (within the meaning of the Uncertificated Securities Regulations 2001).

Refusal to recognise instruments of transfer

47     The Directors may decline to recognise any instrument of transfer unless the instrument of transfer is in respect of only one class of share and is lodged at the Transfer Office accompanied by the relevant share certificate(s) and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do). In the case of a transfer by a Financial Institution the lodgment of share certificates will only be necessary if and to the extent that certificates have been issued in respect of the shares in question.

Retention of instruments of transfer

48     All instruments of transfer which are registered may be retained by the Company.

No fee for registration of transfers etc

49     No fee will be charged by the Company in respect of the registration of any instrument of transfer or probate or letters of administration or certificate of marriage or death or stop notice or power of attorney relating to or affecting the title to any shares.

Retention of Records

50     (A)     The Company shall be entitled to destroy:

(i)     all instruments of transfer of shares which have been registered, and all other documents on the basis of which any entry is made in the register, at any time after the expiration of six years from the date of registration or entry;

(ii)     all dividend mandates, variations or cancellations of dividend mandates, and notifications of change of address at any time after the expiration of two years from the date of recording the matters in such document;

(iii)     all share certificates which have been cancelled at any time after the expiration of one year from the date of the cancellation;

(iv)     all paid dividend warrants and cheques at any time after the expiration of one year from the date of actual payment;

(v)     all proxy appointments which have been used for the purpose of a poll at any time after the expiration of one year from the date of use; and

(vi)     all proxy appointments which have not been used for the purpose of a poll at any time after one month from the end of the meeting to which the proxy appointment relates and at which no poll was demanded.

(B)     It shall conclusively be presumed in favour of the Company that:

(i)     every entry in the register purporting to have been made on the basis of an instrument of transfer or other document destroyed in accordance with paragraph (A) above was duly and properly made;

(ii)     every instrument of transfer destroyed in accordance with paragraph (A) above was a valid and effective instrument duly and properly registered;

(iii)     every share certificate destroyed in accordance with paragraph (A) above was a valid and effective certificate duly and properly cancelled; and

(iv)     every other document destroyed in accordance with paragraph (A) above was a valid and effective document in accordance with its recorded particulars in the books or records of the Company,

but:

(a)     the provisions of this Article 50 apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties) to which the document might be relevant;

(b)     nothing in this Article 50 shall be construed as imposing on the Company any liability in respect of the destruction of any document earlier than the time specified in paragraph (A) above or in any other circumstances which would not attach to the Company in the absence of this Article 50; and

(c)     any reference in this Article 50 to the destruction of any document includes a reference to its disposal in any manner or deletion.

Transmission of Shares

Succession to shares

51     In the case of the death of a shareholder, the survivors or survivor where the deceased was a joint holder, and the executors or administrators of the deceased where he was a sole or only surviving holder, shall be the only persons recognised by the Company as having any title to his interest in the shares, but nothing in this Article 51 shall release the estate of a deceased holder (whether sole or joint) from any liability in respect of any share held by him.

Registration of succession to shares

52     Any person becoming entitled to a share in consequence of the death or bankruptcy of a member may (subject as hereinafter provided) upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share either be registered himself as holder of the share upon giving to the Company notice in writing of his desire to be registered as holder or transfer such share to some other person. All the limitations, restrictions and provisions of these Articles relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the death or bankruptcy of the member had not occurred and the notice or transfer were a transfer made by such member.

Rights of successors to shares

53     Save as otherwise provided by or in accordance with these Articles, a person becoming entitled to a share in consequence of the death or bankruptcy of a member (upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share) shall be entitled to the same dividends and other advantages as those to which he would be entitled if he were the registered holder of the share except that he shall not be entitled in respect thereof (except with the authority of the Directors) to exercise any right conferred by membership in relation to meetings of the Company until he shall have been registered as a member in respect of the share.

Untraced Shareholders

54     (A)     The Company shall be entitled to sell the shares of a member or the shares to which a person is entitled by virtue of transmission on death or bankruptcy if and provided that:

(i)     during the period of twelve years prior to the date of the publication of the advertisements referred to in sub-paragraph (ii) below (or, if published on different dates, the later thereof) at least three dividends have become payable on or in respect of the shares in question but all dividends or other moneys payable on or in respect of such shares during such period remain unclaimed; and

(ii)     the Company shall have inserted advertisements, both in a leading London newspaper and in a newspaper circulating in the area of the postal address at which service of notices upon such member or other person may be effected in accordance with these Articles (or, if there be no such address the Office), giving notice of its intention to sell the said shares; and

(iii)     during the said period of twelve years and the period of three months following the publication of the said advertisements the Company shall have received indication neither of the whereabouts nor of the existence of such member or person; and

(iv)     notice shall have been given to the London Stock Exchange of its intention to make such sale.

(B)     To give effect to any such sale the Company may appoint some person to execute any instrument, or give any instruction, or do any act or thing, for the purpose of transferring the shares, and every such instrument, instruction, act or thing shall be as effective as if it had been executed, given or done by the registered holder of, or person entitled by transmission to, such shares, and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating thereto. The net proceeds of sale shall belong to the Company which shall be obliged to account to the former member or other person previously entitled as aforesaid for an amount equal to such proceeds and shall enter the name of such former member or other person in the books of the Company as a creditor for such amount. No trust shall be created in respect of the debt, no interest shall be payable in respect of the same and the Company shall not be required to account for any money earned on the net proceeds, which may be employed in the business of the Company or invested in such investments (other than shares of the Company or its holding company if any) as the Directors may from time to time think fit.

General Meetings

Annual general meetings

55     (A)     An annual general meeting shall be held once in every year, at such time (consistent with the terms of the Statutes) and place as may be determined by the Directors. All other general meetings shall be called extraordinary general meetings. All general meetings shall be held in England.

(B)     Members of the Company shall have the rights provided by the Companies Act 2006 to have the Company circulate and give notice of a resolution which may be properly moved, and is intended to be moved, at the Company’s next annual general meeting. Expenses of complying with these rights shall be borne by the Company if requests sufficient to require the Company to circulate the resolution are received by the Company before the end of the financial year preceding the meeting in question, or such later date as the directors may resolve, and otherwise shall be borne in accordance with the Companies Act 2006.

Extraordinary general meetings

56     The Directors may whenever they think fit, and shall on requisition in accordance with the Statutes, proceed with proper expedition to convene an extraordinary general meeting.

Class meetings

57     Subject to the Statutes, the provisions of these Articles relating to general meetings shall apply, with necessary modifications, to any separate meeting of the holders of shares of a particular class which is convened otherwise than in connection with the variation or abrogation of the rights attached to shares of that class.

Notice of General Meetings and

Related Arrangements

Length of notice

58     A general meeting of the Company shall be called by notice of at least such length as is required in the circumstances by the Statutes. The Company may give such notice by any means or combination of means permitted by law. Notwithstanding that it has been called by a shorter notice than that specified above a general meeting of the Company shall be deemed to have been duly called if it is so agreed:

(i)     in the case of an annual general meeting by all the members entitled to attend and vote thereat; and

(ii)     in the case of an extraordinary general meeting by a majority in number of the members having a right to attend and vote thereat, being a majority together holding not less than 95 per cent. in nominal value of the shares giving a right to attend and vote at the meeting (excluding any shares in the Company held as treasury shares).

To the fullest extent permitted by law, the accidental omission to give notice to or the non-receipt of notice by any person entitled thereto shall not invalidate the proceedings at any general meeting.

Recipients of notice

59     (A)     Notice of a general meeting of the Company shall be given by any means or combination of means permitted by law and consistent with these Articles to:

(i)     all members other than such as are not under the provisions of these Articles entitled to receive such notice from the Company (as to which, see Article 151);

(ii)     successors of shareholders to the extent provided by Article 150;

(iii)     Directors of the Company;

(iv)     the Company’s auditors;

(v)     all other persons as are entitled to such notice under these Articles or by law.

(B)     The Company may, consistently with these Articles, in like manner give notice to other persons.

(C)     Section 310 of the Companies Act 2006 shall not apply to the Company.

Contents of notices

60     (A)     Every notice calling a general meeting shall specify the place and the day and hour of the meeting, and where there are to be any Subsidiary Locations in accordance with Article 62 below it shall specify the Principal Place and may specify any one or more of the Subsidiary Locations.

(B)     There shall appear with reasonable prominence in every such notice a statement that a member entitled to attend and vote is entitled to appoint a proxy or (if he holds more than one share) proxies to attend, speak and vote instead of him and that a proxy need not be a member of the Company.

(C)     In the case of an annual general meeting, the notice shall also specify the meeting as such.

(D)     In the case of any general meeting at which business other than routine business is to be transacted, the notice shall set out the text of all Substantive Resolutions to be considered by the meeting and shall state in the case of each resolution whether it is to be proposed as an ordinary resolution, as an extraordinary resolution or as a special resolution; and Section 311(2) of the Companies Act 2006 shall not apply to the Company.

(E)     For the purposes of determining which persons are entitled to attend or vote at a meeting and how many votes such persons may cast, the Company may specify in the notice of the meeting a time, not more than forty-eight hours before the time fixed for the meeting, by which a person who holds shares in registered form must be entered on the Register in order to have the right to attend or vote at the meeting or to appoint a proxy to do so.

Routine business at meetings

61     Routine business shall mean and include only business transacted at an annual general meeting of the following classes, that is to say:

(i)     declaring dividends;

(ii)     receiving and/or adopting the accounts, the reports of the Directors and auditors and other documents required to be attached or annexed to the accounts;

(iii)     appointing or re-appointing Directors to fill vacancies arising at the meeting on retirement whether by rotation or otherwise;

(iv)     re-appointing the retiring auditors (unless they were last appointed otherwise than by the Company in general meeting);

(v)     fixing the remuneration of the auditors or determining the manner in which such remuneration is to be fixed.

Arrangements in connection with meetings

62     (A)     The Directors may, from time to time and in their absolute discretion, make such arrangements as they see fit in connection with the organisation and administration of any general meeting. Such arrangements may govern admission to the meeting, or admission to a particular location from which people participate in the meeting. Any such arrangements shall only be made on a basis that they are intended to be fair and equitable as between all members and proxies otherwise entitled to attend the meeting. The entitlement of any member or proxy to attend a general meeting, or to participate in it at a particular place, shall be subject to such arrangements as may be for the time being in force and are by the notice of meeting stated to apply to that meeting.

(B)     In the case of a general meeting where the Directors determine that participation in the meeting shall be possible at more than one place the Directors shall direct that the meeting be held at a place specified in the notice (“Principal Place”) at which the chairman of the meeting shall preside, and also make provision for participation in the meeting at other places (“Subsidiary Locations”) by members and proxies. In any such case, the Directors shall cause arrangements to be made to ensure that all persons attending the meeting (in whatever place or location) are able to participate (if entitled to do so) in the business of the meeting and are able to see and hear anyone else attending the meeting while that person is addressing the meeting. In any such case, the Directors may also make arrangements of the type described in paragraph (A) above regarding attendance at, and admission to, a particular place or location, provided that any such arrangements shall operate

(so far as possible) so that any members and proxies entitled to attend the meeting are able to do so at one or other place or location.

(C)     For the purposes of all other provisions of these Articles any meeting which has a Principal Place and one or more Subsidiary Locations shall be treated as being held and taking place at the Principal Place and as attended by members and duly appointed proxies who are present at the Principal Place or at one of the Subsidiary Locations. Under no circumstance will a failure (for any reason) of communication equipment, or any other failure in the arrangements for participation in the meeting at more than one place, affect the validity of such meeting at the Principal Place, or any business conducted thereat, or any action taken pursuant thereto.

(D)     A person (“Subsidiary Chairman”) shall preside at each one of the Subsidiary Locations (if any). Each Subsidiary Chairman shall be appointed by the Directors, or by some person to whom they have delegated the task. Every Subsidiary Chairman shall have the powers vested in him by or under these Articles.

(E)     As well as (or instead of) making provision for one or more Subsidiary Locations, the Directors may allow the proceedings of a meeting or any part of them to be viewed elsewhere, whether by a televisual link or by any other means, but any such viewing by any person shall not form part of, or in any way affect the business of, the meeting in question.

Powers to promote security at meetings

63     The Directors, and also the Secretary, may take any action before the commencement of any general meeting, or any meeting of a class of members in the Company, which they or he may think fit to ensure the security of the meeting, the safety of people attending the meeting, and the future orderly conduct of the meeting. Any decision made in good faith under this Article 63 shall be final, and rights to attend and participate in the meeting concerned shall be subject to such decision.

Proceedings at General Meetings

Chairman

64     The Chairman of the Directors, failing whom the Deputy Chairman, shall preside as chairman at a general meeting. If there be no such Chairman or Deputy Chairman, or if at any meeting neither be present within five minutes after the time appointed for holding the meeting and willing to act, the Directors present shall choose one of their number (or, if no Director be present or if all the Directors present decline to take the chair) the members present shall choose one of their number to be chairman of the meeting. Section 319 of the Companies Act 2006 shall not apply to the Company.

Quorum

65     No business other than the appointment of a chairman shall be transacted at any general meeting unless a quorum is present at the time when the meeting proceeds to business. Five members present in person, or by proxy, and entitled to vote shall be a quorum for all purposes.

Consequences of a lack of quorum

66     If within five minutes from the time appointed for a general meeting (or such longer interval as the chairman of the meeting may think fit to allow) a quorum is not present, the meeting, if convened on the requisition of members, shall be dissolved. In any other case it shall stand adjourned to such other day and such time and place as may have been specified for the purpose in the notice convening the meeting or (if not so specified) as the chairman of the meeting may determine and in the latter case not less than seven days’ notice of the adjourned meeting shall be given in any manner in which notice of a meeting may lawfully be given for the time being. At the adjourned meeting any two members present in person or by proxy shall be a quorum.

Adjournments

67     The chairman of any general meeting at which a quorum is present may with or without the consent of the meeting (and shall if so directed by the meeting) adjourn the meeting from time to time (or sine die) and from place to place, and if it appears to the chairman that it is likely to be impracticable to hold or continue the meeting because of the numbers of members and proxies wishing to attend the meeting who are not present he may adjourn the meeting to another time and place (or sine die) without the need for any such consent, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. Where a meeting is adjourned sine die, the time and place for the adjourned meeting shall be fixed by the Directors. When a meeting is adjourned for thirty days or more or sine die, not less than seven days’ notice of the adjourned meeting shall be given in any manner in which notice of a meeting may lawfully be given for the time being.

Notice of adjourned meetings etc

68     Save as hereinbefore expressly provided, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

Passing Substantive Resolutions

69     (A)     Subject to paragraph (B) of this Article 69 and subject to the Statutes no Substantive Resolution may be considered or passed at a general meeting unless the text of the resolution was set out in the notice by which the meeting was convened.

(B)     A Substantive Resolution may be amended (for example by correcting grammatical or clerical errors which can be corrected as a matter of construction of the resolution set out in the notice when read together with any circular which accompanied the notice, or by reducing the words to a more formal language) provided that there is no departure from the substance of the resolution which was set out in the notice by which the meeting was convened.

Manner of voting

70     At any general meeting all Substantive Resolutions put to the vote of the meeting shall be decided on a poll and all Procedural Resolutions put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by:

(i)     the chairman of the meeting; or

(ii)     not less than five members present in person or by proxy and having the right to vote on the resolution; or

(iii)     a member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote on the resolution (excluding any voting rights attached to any shares in the Company held as treasury shares); or

(iv)     a member or members present in person or by proxy and holding shares in the Company conferring a right to vote on the resolution, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right (excluding shares in the Company conferring a right to vote on the resolution which are held as treasury shares).

The chairman of the meeting shall use his absolute discretion to determine whether a resolution is a Procedural Resolution or a Substantive Resolution and his decision shall be final.

Polls

71     A demand for a poll may be withdrawn only with the approval of the meeting. A demand so withdrawn shall not be taken to have invalidated the result of a show of hands on a Procedural Resolution declared before the demand was made. Unless a poll is required or demanded a declaration by the chairman of the meeting that a Procedural Resolution has been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the minute book, shall be conclusive evidence of such fact without proof of the number or proportion of the votes recorded for or against such resolution. If a poll is required or demanded, it shall be taken in such manner (including the use of ballot or voting papers or tickets) as the chairman of the meeting may direct, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The chairman of the meeting may (and if so directed by the meeting shall) appoint scrutineers and may adjourn the meeting to some place and time fixed by him for the purpose of declaring the result of the poll.

Timing of polls

72     A poll demanded on the choice of a chairman of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either immediately or at such subsequent time (not being more than thirty days from the date of the meeting) and place as the chairman of the meeting may direct. No notice need be given of a poll not taken immediately. The demand for a poll shall not prevent the continuance of the meeting for the transaction of any business other than the question on which the poll has been demanded.

Chairman’s powers to promote order and the dispatch of business at meetings

73     The chairman of the meeting shall take such action as he thinks fit to promote the orderly conduct of the business of any general meeting as laid down in the notice of the meeting and to promote the conduct of such business with reasonable despatch, and such chairman’s decision, made in good faith, on matters of procedure or arising incidentally from the business of the meeting shall be final as shall his determination, acting in good faith, as to whether any matter is of such a nature.

Subsidiary Chairman’s powers to promote order at meetings

74     Every Subsidiary Chairman shall keep good order at the location where he is presiding, and he shall have all powers necessary or desirable for that purpose. Every Subsidiary Chairman shall also carry out all requests made of him by or on behalf of the chairman of the meeting in which he is participating, and he shall have all powers necessary or desirable for that purpose.

Votes of Members

Votes attaching to shares

75     Subject to Articles 60(E) and 78 and to any special rights or restrictions as to voting attached to any class of shares, on a show of hands every member who is present in person and every person present who has been duly appointed as a proxy shall have one vote and on a poll every member who is present in person or by proxy shall have two votes for every £5 in nominal amount of the First Preference Shares and Second Preference Shares and one vote for every US$0.25 in nominal amount of all other shares of which he is the holder or in respect of which his appointment as proxy has been made.

Votes by joint shareholders

76     In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members in respect of the share.

Votes of mentally disordered shareholders

77     Where in England or elsewhere a receiver or other person (by whatever name called) has been appointed by any court claiming jurisdiction in that behalf to exercise powers with respect to the property or affairs of any member on the ground (however formulated) of mental disorder, the Directors may in their absolute discretion, upon or subject to production of such evidence of the appointment as the Directors may require, permit such receiver or other person on behalf of such member to vote in person or by proxy at any general meeting or to exercise any other right conferred by membership in relation to meetings of the Company.

Restriction of voting rights etc where calls unpaid

78     No member shall, unless the Directors otherwise determine, be entitled in respect of shares held by him to vote at a general meeting either personally or by proxy or to exercise any other right conferred by membership in relation to meetings of the Company if any call or other sum presently payable by him to the Company in respect of such shares remains unpaid.

Objections to votes

79     No person other than the Company or some person acting on its behalf may raise an objection to the admissibility of any vote except at the meeting or adjourned meeting or subsequent poll at which that vote may be, or is, given or tendered. Any such objection shall be referred to the person presiding when the objection is raised. The person presiding, or some person appointed by him, shall rule on the objection, and such ruling shall be final and conclusive. If a vote is ruled in order it shall then be valid for all purposes unless previously or subsequently disallowed by the Company.

Voting in person or by proxy

80     On a poll votes may be given either personally or by proxy and a person entitled to more than one vote:

(i)     may vote in respect of some of his shares in person and in respect of others of them by proxy; and

(ii)     need not use all his votes or cast all the votes he uses (either in person or by proxy) in the same way.

Identity of a proxy

81     A proxy need not be a member of the Company.

Means of appointing proxies: general

82     A proxy shall only be appointed in one of the manners specified in Articles 83 and 84 (as supplemented by Articles 85 and 86), or in accordance with Articles 160, 162 and 166.

Means of appointing proxies: writing

83     (A)     A proxy may be appointed by an instrument in writing in any usual or common form, or in any other written form which the Directors may approve, and:

(i)     in the case of an appointor who is a natural person shall be signed by the appointor or his agent lawfully authorised in writing; and

(ii)     in the case of an appointor which is a corporation shall be either given under its common seal or signed on its behalf by an agent lawfully authorised in writing or by a duly authorised officer of the corporation.

The signature on such an instrument appointing a proxy need not be witnessed.

(B)     Such an instrument appointing a proxy must be left at such place or one of such places (if any) as may be specified for the purpose in or by way of note to or in any document accompanying the notice convening the meeting (or, if no place is so specified, at the Transfer Office) not less than forty-eight hours (or such shorter time as the Directors may determine) before the time appointed for the commencement of the meeting or adjourned meeting (or, in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting, before the time appointed for the taking of the poll) at which it is to be used, and in default shall not be treated as valid. Calculation of any such forty-eight hour period shall take no account of any part of a day that is not a working day.

(C)     Where an instrument appointing a proxy is signed on behalf of the appointor by an agent lawfully authorised in writing, the authority under which the agent is appointed or a duly certified copy thereof must (failing previous registration with the Company) be lodged with the instrument of proxy in the manner directed above, failing which the instrument may be treated as invalid.

Means of appointing proxies: electronic communications

84     (A)     A proxy may be appointed by electronic communication to such address as may be notified by or on behalf of the Company for that purpose, or by any other lawful means from time to time authorised by the Directors. Any means of appointing a proxy which is authorised by or under this paragraph shall be subject to any terms, limitations, conditions or restrictions that the Directors may from time to time prescribe.

(B)     An appointment of a proxy by electronic communication where an address has been specified for the purpose of receiving appointments by electronic communication:

(i)     in the notice convening the meeting; or

(ii)     in any instrument of proxy sent out by the Company in relation to the meeting; or

(iii)     in any invitation contained in an electronic communication to appoint a proxy issued by the Company in relation to the meeting must be received at such address not less than forty-eight hours (or such shorter time as the Directors may determine) before the time appointed for the commencement of the meeting or adjourned meeting (or, in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting, before the time appointed for the taking of the poll) at which it is to be used, and in default shall not be treated as valid. Calculation of any such forty-eight hour period shall take no account of any part of a day that is not a working day.

(C)     Without limiting the foregoing provisions of this Article 84, in relation to any shares which are uncertificated shares, the Directors may from time to time permit appointments of a proxy to be made by means of an electronic communication in the form of an Uncertificated Proxy Instruction, (that is, a Properly Authenticated Dematerialised Instruction, and/or other instruction or notification, which is sent by means of the relevant system concerned and received by such participant in that system acting on behalf of the Company as the Directors may prescribe, in such form and subject to such terms and conditions as may from time to time be prescribed by the Directors (subject always to the facilities and requirements of the relevant system concerned)); and may in a similar manner permit supplements to, or amendments or revocations of, any such Uncertificated Proxy Instruction to be made by like means. The Directors may in addition prescribe the method of determining the time at which any such Properly Authenticated Dematerialised Instruction (and/or other instruction or notification) is to be treated as received by the company or such participant. The Directors may treat any such Uncertificated Proxy Instruction which purports to be or is expressed to be sent on behalf of a holder of a share as sufficient evidence of the authority of the person sending that instruction to send it on behalf of that holder.

Directors’ powers to establish verification procedures in connection with proxies

85     From time to time the Directors may (consistently with the Statutes and these Articles) make such regulations and establish such procedures as they consider appropriate to receive and verify the appointment or revocation of a proxy. Any such regulations may be general, or specific to a particular meeting. Without limitation, any such regulations may include provisions that the Directors (or some person or persons appointed by them) may conclusively determine any matter or dispute relating:

(i)     to the appointment or revocation, or purported appointment or revocation, of a proxy; and/or

(ii)     to any instruction contained or allegedly contained in any such appointment,

and any such regulations may also include rebuttable or conclusive presumptions of any fact concerning those matters. The Directors may from time to time modify or revoke any such regulations as they think fit, provided that no subsisting valid appointment or revocation of a proxy or any vote instruction shall thereby be rendered invalid.

Validity of proxies

86     (A)     Unless the contrary is stated therein, the appointment of a proxy shall be valid for any adjournment of the meeting or meetings to which it relates, and for any poll arising from any such meeting or adjourned meeting.

(B)     The valid appointment of a proxy relating to more than one meeting (including any adjournment thereof), having once been so delivered for the purposes of any meeting, shall not have to be re-lodged or otherwise re-registered with the Company for the purposes of any subsequent meeting to which it relates.

(C)     A validly appointed proxy shall have the right to demand or join in demanding a poll and the right to speak at a meeting.

(D)     Notice of the revocation of the appointment of a proxy may be given in any lawful manner which complies with all (if any) regulations for the time being in force that the Directors have made to govern how a proxy is validly revoked. Nevertheless, a vote cast by proxy shall not be invalidated by the previous death or insanity of any appointor, or by the revocation of the appointment of the proxy or of the authority under which the appointment was made, unless notice (in writing or by electronic communication) of such death, insanity or revocation shall have been received by the Company at such place or one of such places (if any) as may be specified for the purpose in any notice convening the meeting or in any material accompanying the notice convening the meeting (or, if no place is so specified, at the Transfer Office) at least forty-eight hours (or such shorter time as the Directors may determine) before the time appointed for the commencement of the meeting or adjourned meeting (or, in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting, before the time appointed for the taking of the poll) at which the vote is cast. Calculation of any such forty-eight hour period shall take no account of any part of a day that is not a working day.

Limitation of liabilities in connection with proxies

87     To the extent permitted by law, each of the Directors, the Secretary and each person employed or, directly or indirectly, retained or used by the Company in the processes of receiving and validating the appointment and revocation of proxies shall not be liable to any persons other than the Company in respect of any acts or omissions (including negligence) occurring in the execution or purported execution of his tasks relating to such processes, provided that he shall have no such immunity in respect of any act done or omitted to be done in bad faith.

Disclosure of Interests in Shares

88     (A)     If any member, or any other person appearing to be interested in shares held by such member, has been duly served with a notice under Section 793 of the Companies Act 2006 and is in default for the Designated Period in supplying to the Company the information thereby required, then the Directors may in their absolute discretion at any time thereafter by notice (a “Direction Notice”) to such member direct that in respect of the shares in relation to which the default occurred (the “Default Shares”) (which expression shall include any further shares which are issued in respect of such shares) the member shall not (for so long as the default continues) nor shall any transferee to whom any of such shares are transferred (other than pursuant to an approved transfer or pursuant to Article 88(C) below) be entitled to vote either personally or by proxy at a general meeting of the Company or a meeting of the holders of any class of shares of the Company or to exercise any other right to attend or vote at general meetings of the Company or meetings of the holders of any class of shares of the Company.

(B)     The Company shall send to each other person appearing to be interested in the shares the subject of any Direction Notice a copy of the said notice, but the failure or omission by the Company to do so shall not invalidate such Direction Notice.

(C)     Where the Default Shares represent at least 0.25 per cent. of the issued shares of that class then the Direction Notice may additionally direct:

(i)     that any cash dividend or other such money, or shares issued in lieu of a dividend, which would otherwise be due in respect of each of the Default Shares shall (in whole or any part thereof) be retained (or, as the case may be, not issued) by the Company without any liability to pay interest thereon when such dividend or other money or shares is finally paid or issued to the member; and/or

(ii)     that no transfer of any of the shares held by such member shall be registered unless:

(a)     the member is not himself in default as regards supplying the information required and the transfer is of part only of the member’s holding and when presented for registration is accompanied by a certificate by the member in a form satisfactory to the Directors to the effect that after due and careful enquiry the member is satisfied that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer; or

(b)     the transfer is an Approved Transfer.

(D)     Where any person appearing to be interested in the Default Shares has been duly served with a Direction Notice and the Default Shares which are the subject of such Direction Notice are held by an Approved Depositary, the provisions of this Article 88 shall be treated as applying only to such Default Shares held by the Approved Depositary and not (insofar as such person’s apparent interest is concerned) to any other shares held by the Approved Depositary.

(E)     Where the member on which a notice under Section 793 of the Companies Act 2006 is served is an Approved Depositary acting in its capacity as such, the obligations of the Approved Depositary as a member of the Company shall be limited to disclosing to the Company such information relating to any person appearing to be interested in the shares held by it as has been recorded by it pursuant to the arrangements entered into by the Company or approved by the Directors pursuant to which it was appointed as an Approved Depositary.

(F)     Any Direction Notice shall have effect in accordance with its terms for so long as the default in respect of which the Direction Notice was issued continues and (unless the Directors otherwise determine) for a period of one week thereafter but shall cease to have effect in relation to any Default Shares which are transferred by such member by means of an Approved Transfer. The Directors may at any time give notice cancelling a Direction Notice.

(G)     For the purpose of this Article 88:

(i)     a person shall be treated as appearing to be interested in any shares if the member holding such shares has given to the Company a notification under the said Section 793 which either (a) names such person as being so interested or (b) fails to establish the identities of those interested in the shares and (after taking into account the said notification and any other relevant Section 793 notification) the Company knows or has reasonable cause to believe or suspects on reasonable grounds that the person in question is or may be interested in the shares;

(ii)     the Designated Period is twenty-eight days from the date of service of the notice under the said Section 793 except that if the Default Shares represent at least 0.25 per cent. of the issued shares of that class, the Designated Period is fourteen days from such date; and

(iii)     a transfer of shares is an Approved Transfer if but only if:

(a)     it is a transfer of shares to an offeror by way or in pursuance of acceptance of a take-over offer for a company (as defined in Section 974 of the Companies Act 2006); or

(b)     the Directors are satisfied that the transfer is made pursuant to a sale of the whole of the beneficial ownership of the shares to a party unconnected with the member and with other persons appearing to be interested in such shares; or

(c)     the transfer results from a sale made through a Recognised Investment Exchange.

(H)     Nothing contained in this Article 88 shall limit the power of the Directors under the Companies Act 2006.

Corporations Acting by Representatives

89     Any corporation which is a member of the Company may authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company. A person so authorised shall be entitled to exercise the same powers on behalf of the grantor of the authority as the grantor could exercise if it were an individual member of the Company, and a person so authorised shall, if present at any such meeting, for the purposes of these Articles be deemed to be a member present in person at such meeting.

Directors

Number of Directors

90     (A)     Subject as hereinafter provided, the number of Directors shall not be less than three nor more than twenty-two (or such lesser maximum as the Directors may from time to time resolve).

(B)     The Company may by ordinary resolution from time to time vary the minimum number and/or maximum number of Directors.

No qualification shares

91     A Director shall not be required to hold any shares of the Company by way of qualification. A Director who is not a member of the Company shall nevertheless be entitled to attend and speak at general meetings.

Directors’ remuneration

92     The remuneration payable to the Directors for their services in such capacity shall be determined from time to time by ordinary resolution of the Company. Such amount shall be divided among the Directors as they may agree unless the resolution provides otherwise. The amount of remuneration so determined will include remuneration for serving as Chairman or Deputy Chairman and serving on committees of Directors but will not include remuneration of Directors for performing an executive office of the Company.

Directors’ expenses

93     The Company may pay on behalf of any Director, or reimburse him in respect of, all such reasonable expenses incurred by him in connection with any activities undertaken in or about the business of the Company or in connection with the attendance of any spouse or partner of his on any occasion where such spouse or partner accompanies a Director for the purpose of advancing the business or interests of the Company.

Directors’ pensions

94     The Directors shall have power to pay and agree to pay pensions or other retirement, superannuation, death or disability benefits to (or to any person in respect of) any Director or ex-Director and for the purpose of providing any such pensions or other benefits to contribute to any scheme or fund or to pay premiums.

Directors’ interests in contracts etc

95     (A)     Paragraph (B) of this Article 95 shall only apply until the commencement in force of Section 177 of the Companies Act 2006, and Paragraph (C) of this Article 95 shall only apply on and from the commencement in force of Section 177 of the Companies Act 2006.

(B)     A Director may be party to or in any way interested in any contract or arrangement or transaction to which the Company is a party or in which the Company is in any way interested and he may hold and be remunerated in respect of any office or place of profit (other than the office of auditor of the Company or any subsidiary thereof) under the Company or any other company in which the Company is in any way interested and he (or any firm of which he is a member) may act in a professional capacity for the Company or any such other company and be remunerated therefor and in any such case as aforesaid (save as otherwise agreed) he may retain for his own absolute use and benefit all profits and advantages accruing to him thereunder or in consequence thereof.

(C)     A Director may be in any way, directly or indirectly, interested in any contract or arrangement or transaction with the Company and he may hold and be remunerated in respect of any office or place of profit (other than the office of auditor of the Company or any subsidiary thereof) under the Company or any other company in which the Company is in any way interested and he (or any firm of which he is a member) may act in a professional capacity for the Company or any such other company and be remunerated therefor and in any such case as aforesaid (save as otherwise agreed) he may retain for his own absolute use and benefit all profits and advantages accruing to him thereunder or in consequence thereof. For the avoidance of doubt, the Company shall have no claim arising from, or in consequence of, the Director’s interest in any contract or arrangement or transaction within the scope of this paragraph (C), and the Director shall not breach any of his duties to the Company as a result of having that interest.

Directors’ powers to authorise conflicts of interest

96     (A)     This Article 96 shall only apply on and from the commencement in force of Section 175 of the Companies Act 2006.

(B)     The Directors may (subject to such terms and conditions, if any, as they may think fit to impose from time to time, and subject always to their right to vary or terminate such authorisation) authorise, to the fullest extent permitted by law:

(i)     any matter which would otherwise result in a Director infringing his duty to avoid a situation in which he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the Company and which may reasonably be regarded as likely to give rise to a conflict of interest (including a conflict of interest and duty or conflict of duties);

(ii)     a Director to accept or continue in any office, employment or position in addition to his office as a Director of the Company and without prejudice to the generality of paragraph B(i) of this Article 96 may authorise the manner in which a conflict of interest arising out of such office, employment or position may be dealt with, either before or at the time that such a conflict of interest arises, provided that for this purpose the Director in question and any other interested Director are not counted in the quorum at any board meeting at which such matter, or such office, employment or position, is approved and it is agreed to without their voting or would have been agreed to if their votes had not been counted.

(C)     If a matter, or office, employment or position, has been authorised by the Directors in accordance with this Article 96 then:

(i)     the Director shall not be required to disclose any confidential information relating to such matter, or such office, employment or position, to the Company if to make such a disclosure would result in a breach of a duty or obligation of confidence owed by him in relation to or in connection with that matter, or that office, employment or position;

(ii)     the Director may absent himself from meetings of the Directors at which anything relating to that matter, or that office, employment or position, will or may be discussed; and

(iii)     the Director may make such arrangements as such Director thinks fit for Board and committee papers to be received and read by a professional adviser on behalf of that Director.

(D)     A Director shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any matter, or from any office, employment or position, which has been approved by the Directors pursuant to this Article 96 (subject in any such case to any limits or conditions to which such approval was subject).

(E)     This Article is without prejudice to the operation of Article 95.

Offices held by Directors

97     (A)     The Directors may from time to time appoint one or more of their body to be the holder of any executive office on such terms (including such terms as to remuneration by way of salary, commission or otherwise) and for such period as they may (subject to the provisions of the Statutes) determine and, without prejudice to the terms of any contract entered into in any particular case, may at any time revoke any such appointment.

(B)     The appointment of any Director to the office of Chairman or Deputy Chairman shall automatically determine if he ceases to be a Director but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

(C)     The appointment of any Director to an executive office shall not automatically determine if he ceases from any cause to be a Director, unless the contract or resolution under which he holds office shall expressly state otherwise, in which event such determination shall be without prejudice to any claim for damages for breach of any contract of service between him and the Company.

Delegation to executives

98     The Directors may entrust to and confer upon any Director holding any executive office any of the powers exercisable by them as Directors upon such terms and conditions and with such restrictions as they think fit, and either collaterally with or to the exclusion of their own powers, and may from time to time revoke, withdraw, alter or vary all or any of such powers.

Appointment and Retirement of Directors

Vacation of office by a Director

99     The office of a Director shall be vacated in any of the following events, namely:

(i)     if he shall become prohibited by law from acting as a Director;

(ii)     if he shall resign in writing left at the Office or if he shall in writing offer to resign and the Directors shall resolve to accept such offer;

(iii)     if he shall have a receiving order made against him or shall compound with his creditors generally;

(iv)     if in England or elsewhere an order shall be made by any court claiming jurisdiction in that behalf on the ground (however formulated) of mental disorder for his detention or for the appointment of a guardian or for the appointment of a receiver or other person (by whatever name called) to exercise powers with respect to his property or affairs.

Annual retirement of Directors

100     At each annual general meeting held after the adoption of these Articles all the Directors shall retire from office.

Eligibility for re-appointment

101     A retiring Director shall be eligible for re-election. No person other than a Director retiring at the meeting shall, unless recommended by the Directors for election, be eligible for appointment as a Director at any general meeting unless not less than seven nor more than forty-two days (inclusive of the date on which the notice is given) before the date appointed for the meeting there shall have been lodged at the Office notice in writing signed by some member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected.

Appointment and re-appointment of Directors

102     The Company at the meeting at which a Director retires under any provision of these Articles may by ordinary resolution fill the office being vacated by electing thereto the retiring Director or some other person eligible for appointment. In default the retiring Director shall be deemed to have been re-elected except in any of the following cases:

(i)     where at such meeting it is expressly resolved not to fill such office or a resolution for the re-election of such Director is put to the meeting and lost;

(ii)     where such Director has given notice in writing to the Company that he is unwilling to be re-elected;

(iii)     where the default is due to the moving of a resolution in contravention of the next following Article 103;

(iv)     where such Director has attained any retiring age applicable to him as Director.

The retirement shall not have effect until the conclusion of the meeting except where a resolution is passed to elect some other person in the place of the retiring Director or a resolution for his re-election is put to the meeting and lost and accordingly a retiring Director who is re-elected or deemed to have been re-elected will continue in office without a break.

Form of resolutions to appoint Directors

103     A resolution for the appointment of two or more persons as Directors by a single resolution shall not be moved at any general meeting unless a resolution that it shall be so moved has first been agreed to by the meeting without any vote being given against it; and any resolution moved in contravention of this provision shall be void.

Removal of Directors

104     The Company may in accordance with and subject to the provisions of the Statutes by ordinary resolution of which special notice has been given remove any Director from office (notwithstanding any provision of these Articles or of any agreement between the Company and such Director, but without prejudice to any claim he may have for damages for breach of any such agreement) and appoint another person in place of a Director so removed from office. In default of such appointment the vacancy arising upon the removal of a Director from office may be filled as a casual vacancy.

Casual vacancies

105     The Company may by ordinary resolution appoint any person to be a Director either to fill a casual vacancy or as an additional Director. Without prejudice thereto the Directors shall have power at any time so to do, but so that the total number of Directors shall not thereby exceed the maximum number (if any) fixed by or in accordance with these Articles. Any person so appointed by the Directors shall hold office only until the next general meeting and shall then be eligible for re-election.

Meetings and Proceedings of Directors

Directors’ meetings

106     (A)     Subject to the provisions of these Articles the Directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit.

(B)     Subject always to Article 106(A), all or any of the Directors or any committee thereof may participate in a meeting of the Directors or that committee by means of a conference telephone or any communication equipment which allows all persons participating in the meeting to hear each other. Any person so participating shall be deemed to be present in person at the meeting and shall be entitled to vote or be counted in a quorum accordingly. Such a meeting shall be deemed to take place where the largest group of those participating is assembled, or, if there is no such group, where the chairman of the meeting is then present.

Calling Directors’ meetings

107     At any time any Director may, and the Secretary on the requisition of a Director shall, summon a meeting of the Directors. Any Director may waive notice of any meeting and any such waiver may be retroactive.

Quorum

108     The quorum necessary for the transaction of the business of the Directors may be fixed from time to time by the Directors and unless so fixed at any other number shall be two. A meeting of the Directors at which a quorum is present shall be competent to exercise all powers and discretions for the time being exercisable by the Directors.

Votes

109     Questions arising at any meeting of the Directors shall be determined by a majority of votes. In case of an equality of votes the chairman of the meeting shall have a second or casting vote.

Votes and Directors’ interests

110     (A)     Save as herein provided, a Director shall not vote in respect of any contract or arrangement or any other proposal whatsoever in which he has any material interest otherwise than by virtue of his interests in shares or debentures or other securities of or otherwise in or through the Company. A Director shall not be counted in the quorum at a meeting in relation to any resolution on which he is debarred from voting.

(B)     Subject to the provisions of the Statutes, and subject always to the provisions of Article 96, a Director shall (in the absence of some other material interest than is indicated below) be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters, namely:

(i)     the giving of any security or indemnity to him in respect of money lent or obligations incurred by him at the request of or for the benefit of the Company or any of its subsidiaries;

(ii)     the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(iii)     any proposal concerning an offer of shares or debentures or other securities of or by the Company or any of its subsidiaries for subscription or purchase in which offer he is or is to be interested as a participant in the underwriting or sub-underwriting thereof;

(iv)     any proposal concerning any other company in which he is interested, directly or indirectly and whether as an officer or shareholder or otherwise howsoever, provided that he (together with persons connected with him within the meaning of Section 252 of the Companies Act 2006) is not the holder of or beneficially interested in one per cent. or more of the issued shares of any class of such company (or of any third company through which his interest is derived) or of the voting rights available to members of the relevant company (any such interest being deemed for the purposes of this Article 110 to be a material interest in all circumstances);

(v)     any proposal concerning the purchase and/or maintenance of any insurance policy under which he may benefit.

(C)     Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more Directors to offices or employments with the Company or any company in which the Company is interested, such proposals may be divided and considered in relation to each Director separately and in such case each of the Directors concerned (if not debarred from voting under Article 96 or sub-paragraph (B)(iv) of this Article 110) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

(D)     If any question shall arise at any time as to the materiality of a Director’s interest or as to the entitlement of any Director to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting and his ruling in relation to any other Director shall be final and conclusive except in a case where the nature or extent of the interests of such Director has not been fairly disclosed.

(E)     The Company may by ordinary resolution suspend or relax the provisions of this Article 110 to any extent or ratify any transaction not duly authorised by reason of a contravention of this Article.

(F)     For the purposes of this Article 110:

(i)     subject to sub-paragraph (iii) below, an interest of a person who is connected with a Director (within the meaning of Section 252 of the Companies Act 2006) shall be treated as an interest of that Director;

(ii)     a general notice given to the Directors that a Director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the Director has an interest in any such transaction or arrangement of the nature and extent so specified, but not otherwise; and

(iii)     an interest of which a Director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

Directors acting during vacancies

111     The continuing Directors may act notwithstanding any vacancies, but if and so long as the number of Directors is reduced below the minimum number fixed by or in accordance with these Articles the continuing Directors or Director may act for the purpose of filling such vacancies or of summoning general meetings, but not for any other purpose. If there be no Directors or Director able or willing to act, then any two members may summon a general meeting for the purpose of appointing Directors.

Chairman and Deputy Chairman

112     (A)     The Directors may elect from their number a Chairman and a Deputy Chairman (or two or more Deputy Chairmen) and determine the period for which each is to hold office. If no Chairman or Deputy Chairman shall have been appointed or if at any meeting of the Directors no Chairman or Deputy Chairman shall be present within five minutes after the time appointed for holding the meeting, the Directors present may choose one of their number to be chairman of the meeting.

(B)     If at any time there is more than one Deputy Chairman the right in the absence of the Chairman to preside at a meeting of the Directors or of the Company shall be determined as between the Deputy Chairmen present (if more than one) by seniority in length of appointment as Deputy Chairman or otherwise as resolved by the Directors.

Written and e-mail resolutions

113     (A)     A resolution executed by all the Directors, or by all the members of a committee constituted under these Articles, shall be as valid and effectual as if it had been passed at a meeting of the Directors, or (as the case may be) at a meeting of that committee, which in every case was duly convened and held.

(B)     For the purposes of this Article 113:

(i)     a resolution shall consist of one or more written instruments (including faxes) or one or more electronic communications sent to an address specified for the purpose by the Secretary, or a combination of them, provided that each such written instrument and electronic communication (if more than one) is to the same effect;

(ii)     a written instrument is executed when the person executing it signs it;

(iii)     an electronic communication is executed when the person executing it sends it provided that it has been authenticated in such manner (if any) as the Secretary shall prescribe;

(iv)     the Directors, or (as the case may be) members of a committee constituted under these Articles, need not execute the same written instrument or electronic communication; and

(v)     a resolution shall be effective when the Secretary certifies that sufficient evidence has been received by him that the resolution has been executed in accordance with this Article 113.

Committees and delegation to committees

114     The Directors may delegate any of their powers or discretions to committees consisting of one or more members of their body and (if thought fit) one or more other persons co-opted as hereinafter provided. Any committee so formed shall in the exercise of the powers so delegated conform to any regulations which may from time to time be imposed by the Directors. Any such regulations may provide for or authorise the co-option to the committee of persons other than Directors and for such co-opted members to have voting rights as members of the committee but so that (a) the number of co-opted members shall be less than one-half of the total number of members of the committee and (b) no resolution of the committee shall be effective unless a majority of the members of the committee present at the meeting are Directors.

Proceedings of committees

115     The meetings and proceedings of any such committee consisting of two or more members shall be governed mutatis mutandis by the provisions of these Articles regulating the meetings and proceedings of the Directors, so far as the same are not superseded by any regulations made by the Directors under Article 114.

Validity of acts

116     All acts done by any meeting of Directors, or of any such committee, or by any person acting as a Director or as a member of any such committee, shall as regards all persons dealing in good faith with the Company, notwithstanding that there was some defect in the appointment of any of the persons acting as aforesaid, or that any such persons were disqualified or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director or member of the committee and had been entitled to vote.

Borrowing Powers

117     (A)     Subject as hereinafter provided and to the provisions of the Statutes the Directors may exercise all the powers of the Company to borrow money, and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

(B)     The Directors shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiaries incorporated in the United Kingdom so as to secure that the aggregate amount for the time being remaining undischarged of all moneys borrowed by the Company and/or any of its subsidiaries incorporated in the United Kingdom (exclusive of moneys borrowed by the Company from and for the time being owing to any such subsidiary or by any such subsidiary from and for the time being owing to the Company or another such subsidiary) shall not, except with the consent of the Company in general meeting, at any one time exceed:

(i)     the amount paid up on the Share Capital of the Company for the time being issued, plus

(ii)     the aggregate of the sums for the time being standing to the credit of the capital and revenue reserves (including share premium account and undistributed profits but excluding amounts set aside for taxation) of the Company and its subsidiaries incorporated in the United Kingdom as appearing in the latest audited accounts of those companies.

(C)     For the purposes of the said limits:

(i)     the issue of debentures shall be deemed to constitute borrowing notwithstanding that the same may be issued in whole or in part for a consideration other than cash;

(ii)     moneys borrowed for the purpose of repaying or redeeming (with or without premium) in whole or in part any other borrowed moneys falling to be taken into account and intended to be applied for such purpose within six months after the borrowing thereof shall not during such period, except to the extent so applied, themselves be taken into account;

(iii)     any amounts borrowed from bankers or others for the purpose of financing any contract up to an amount not exceeding that part of the price receivable under such contract which is guaranteed or insured by the Export Credits Guarantee Department or other like institution carrying on a similar business shall be deemed not to be borrowed moneys;

(iv)     borrowed moneys expressed in or calculated by reference to a currency other than sterling shall be translated into sterling by reference to the rate of exchange used for the conversion of such currency in the latest audited balance sheet of the relevant company or, if the relevant currency was not thereby involved, by reference to the rate of exchange or approximate rate of exchange ruling on such date and determined on such basis as the auditors may determine or approve.

(D)     No person dealing with the Company or any of its subsidiaries shall be concerned to see or enquire whether the said limit is observed and no debt incurred or security given in excess of such limit shall be invalid or ineffectual unless the lender or the recipient of the security had, at the time when the debt was incurred or security given, express notice that the said limit had been or would thereby be exceeded.

General Powers of Directors

General powers of the Directors

118     The business and affairs of the Company shall be managed by the Directors, who may exercise all such powers of the Company as are not by the Statutes or by these Articles required to be exercised by the Company in general meeting, subject nevertheless to any regulations of these Articles, to the provisions of the Statutes and to such regulations, being not inconsistent with the aforesaid regulations or provisions, as may be prescribed by special resolution of the Company, but no regulation so made by the Company shall invalidate any prior act of the Directors which would have been valid if such regulation had not been made. The general powers given by this Article 118 shall not be limited or restricted by any special authority or power given to the Directors by any other Article.

Head office

119     The Directors shall ensure that the head office of the Company remains in England at all times.

Local boards

120     The Directors may establish any local boards or agencies for managing any of the affairs of the Company, either in the United Kingdom or elsewhere, and may appoint any persons to be members of such local boards, or any managers or agents, and may fix their remuneration, and may delegate to any local board, manager or agent any of the powers, authorities and discretions vested in the Directors, with power to sub-delegate, and may authorise the members of any local boards, or any of them, to fill any vacancies therein, and to act notwithstanding vacancies, and any such appointment or delegation may be made upon such terms and subject to such conditions as the Directors may think fit, and the Directors may remove any person so appointed, and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

Attorneys

121     The Directors may from time to time and at any time by power of attorney or otherwise appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

Branch registers

122     Subject to and to the extent permitted by the Statutes, the Company, or the Directors on behalf of the Company, may cause to be kept in any territory a branch register of members resident in such territory, and the Directors may make and vary such regulations as they may think fit respecting the keeping of any such register.

Signature on financial instruments

123     All cheques, promissory notes, drafts, bills of exchange, and other negotiable or transferable instruments, and all receipts for moneys paid to the Company, shall be signed, drawn, accepted, endorsed, or otherwise executed, as the case may be, in such manner as the Directors shall from time to time by resolution determine.

Secretary

124     The Secretary shall be appointed by the Directors on such terms and for such period as they may think fit. Any Secretary so appointed may at any time be removed from office by the Directors, but without prejudice to any claim for damages for breach of any contract of service between him and the Company. If thought fit two or more persons may be appointed as joint secretaries. The Directors may also appoint from time to time on such terms as they may think fit one or more deputy secretaries, assistant secretaries and deputy assistant secretaries. A signature or attestation or certification of or on any document by a deputy, assistant or deputy assistant secretary in that capacity shall in favour of any person dealing with the Company on the faith thereof be as effective as if it were the signature or attestation or certification of or on such document by the Secretary.

Authentication of Documents

125     Any Director or the Secretary or any person appointed by the Directors for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the Directors or any committee, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any books, records, documents or accounts are elsewhere than at the Office the local manager or other officer of the Company having the custody thereof shall be deemed to be a person appointed by the Directors as aforesaid. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company or of the Directors or any committee which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that any minute so extracted is a true and accurate record of proceedings at a duly constituted meeting.

Reserves

126     (A)     After payment of the dividends upon any preference shares of the Company, and of a dividend of 4.2 per cent. upon the Ordinary Shares, there shall be set aside a special reserve fund out of the balance of the profits of each year such sum as the Directors may determine, and no part of the moneys so set aside nor of the interest thereon shall without the sanction of an extraordinary resolution of the holders of the preference shares be applied otherwise than for the purpose of making up any deficit of cumulative dividend on the preference shares, or in the event of a reduction of capital or a winding up, for the purpose of repaying to the holders of the preference shares the amounts paid up on such shares together with the ten per cent. referred to in sub-paragraphs (i) and (ii) of paragraph (A) of Article 5 but the same may be used by the Directors as part of the working capital of the Company. All moneys from time to time standing to the credit of the special reserve fund may be invested in or upon such securities or investments as the Directors shall think fit, including the debentures of any company formed or promoted by this Company, or in which this Company shall hold shares.

(B)     The Directors may from time to time set aside out of the profits of the Company and carry to a general reserve such further sums as they think proper which, at the discretion of the Directors, shall be applicable for any purpose to which the profits of the Company may properly be applied and pending such application may either be employed in the business of the Company or be invested. The Directors may divide the general reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the general reserve may have been divided. The Directors may also without placing the same to reserve carry forward any profits.

(C)     In carrying sums to reserve and in applying the same the Directors shall comply with the provisions of the Statutes.

The Seal

General provisions about seals

127     (A)     The Directors shall provide for the safe custody of the Seal and any Securities Seal, and neither shall be used without the authority of the Directors or of a committee authorised by the Directors in that behalf.

(B)     Affixing any seal of the Company (including the Seal, any Securities Seal and any other seal) to an instrument shall include:

(i)     impressing that seal by mechanical means, or printing that seal or a facsimile of it, on the instrument;

(ii)     applying that seal or a facsimile of it by any other means to the instrument.

(C)     Every instrument to which the Seal shall be affixed shall be signed autographically by one Director and the Secretary or by two Directors, save that as regards any certificates for shares or debentures or other securities of the Company the Directors may by resolution determine that such signatures, or either of them, shall be dispensed with or affixed by some method or system of mechanical signature.

(D)     The Securities Seal shall be used only for sealing securities issued by the Company and documents creating or evidencing securities so issued. Any such securities or documents sealed with the Securities Seal shall not require to be signed.

(E)     Where the Statutes so permit, any instrument signed by one Director and the Secretary or by two Directors and expressed to be executed by the Company shall have the same effect as if executed under the Seal, provided that no instrument shall be so signed which makes it clear on its face that it is intended by the person or persons making it to have effect as a deed without the authority of the Directors or of a committee authorised by the Directors in that behalf.

Official seals abroad

128     The Company may exercise the powers conferred by the Statutes with regard to having an official seal for use abroad and such powers shall be vested in the Directors.

Dividends

Powers and rights in respect of dividends

129     (A)     The Company may by ordinary resolution declare dividends but no such dividend shall exceed the amount recommended by the Directors.

(B)     The Directors may also from time to time declare and pay dividends on shares of any class of such amounts and on such dates and in respect of such periods as they think fit.

(C)     Dividends may be declared and paid in any currency or currencies that the Directors shall determine, provided that:

(i)     the Directors shall announce a sterling equivalent for any dividend declared in another currency, which sterling equivalent shall be determined in accordance with Article 131(C); and

(ii)     holders of Ordinary Shares shall be entitled to be paid dividends in sterling.

(D)     When declaring a dividend, the Company or the Directors may identify either generally or in relation to any particular group or groups of shareholders the funds from which it is proposed that the dividend will be paid.

Payment of fixed dividends

130     If and so far as in the opinion of the Directors the profits of the Company justify such payments, the Directors may declare and pay the fixed dividends on any class of shares carrying a fixed dividend expressed to be payable on fixed dates on the half-yearly or other dates prescribed for the payment thereof and may also from time to time pay interim dividends on shares of any class of such amounts and on such dates and in respect of such periods as they think fit.

Supplementary rules relating to dividends

131     (A)     Unless and to the extent that the rights attached to any shares, the terms of issue thereof or these Articles otherwise provide, all dividends shall (as regards any shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and paid pro rata according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purposes of this Article 131, no amount paid on a share in advance of calls shall be treated as paid on the share.

(B)     The Directors may at their discretion make provisions to enable a member and/or an Approved Depositary and/or any Appointed Person to receive dividends duly payable in a currency or currencies other than sterling.

(C)     For the purposes of the calculation of the amount receivable in respect of any dividend, the rate of exchange to be used to determine the relevant currency equivalent of any sum payable as a dividend shall be such market rate (whether spot or forward) selected by the Directors as they shall consider appropriate ruling at the close of business in London on the date which is the business day last preceding:

(i)     in the case of a dividend to be declared by the Company in general meeting, the date on which the Directors publicly announce their intention to recommend that specific dividend; and

(ii)     in the case of any other dividend, the date on which the Directors publicly announce their intention to pay that specific dividend.

Provided that where the Directors consider the circumstances to be appropriate they shall determine such relevant currency equivalent of any sums payable as a dividend by reference to such market rate or rates or the mean of such market rates prevailing at such time or times or on such other date or dates, in each case falling before the time of the relevant announcement, as the Directors may in their discretion select.

Limitation on dividends

132     No dividend shall be paid otherwise than out of profits available for distribution under the provisions of the Statutes.

Acquired profits

133     Subject to the provisions of the Statutes, where any asset, business or property is bought by the Company as from a past date the profits and losses thereof as from such date may at the discretion of the Directors in whole or in part be carried to revenue account and treated for all purposes as profits or losses of the Company. Subject as aforesaid, if any shares or securities are purchased cum dividend or interest, such dividend or interest may at the discretion of the Directors be treated as revenue, and it shall not be obligatory to capitalise the same or any part thereof.

No interest on dividends

134     No dividend or other moneys payable on or in respect of a share shall bear interest as against the Company.

Retention of dividends

135     (A)     The Directors may retain any dividend or other moneys payable on or in respect of a share on which the Company has a lien and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists.

(B)     The Directors may retain the dividends payable upon shares in respect of which any person is under the provisions as to the transmission of shares hereinbefore contained entitled to become a member, or which any person is under those provisions entitled to transfer, until such person shall become a member in respect of such shares or shall transfer the same.

Waiver of dividends

136     The waiver in whole or in part of any dividend on any share by any document (whether or not under seal) shall be effective only if such document is signed by the shareholder (or the person entitled to the share in consequence of the death or bankruptcy of the holder) and delivered to the Company and if or to the extent that the same is accepted as such or acted upon by the Company.

Unclaimed dividends

137     The payment by the Directors of any unclaimed dividend or other moneys payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof and any dividend unclaimed after a period of twelve years from the date of declaration of such dividend shall be forfeited and shall revert to the Company.

Non-cash dividends

138     The Company may upon the recommendation of the Directors by ordinary resolution direct payment of a dividend in whole or in part by the distribution of specific assets (and in particular of paid-up shares or debentures of any other company) and the Directors shall give effect to such resolution. In addition the Directors may direct payment of any dividend in whole or in part by the distribution of Designated Shares. If at any time and from time to time there have been, or will be, allotted any shares which are Designated Shares, and the Directors resolve to allot to any person any Ordinary Shares (whether or not pursuant to an existing obligation of the Company) the Directors may, if and so far as in the opinion of the Directors the profits of the Company justify such payments, either at the time of such allotment or at any time thereafter, resolve that there be paid to the registered holder of such Ordinary Shares as at the close of business (or at such other time as the Directors may determine) on such date as the Directors may specify a dividend to be paid by the distribution of Designated Shares in such amount and manner as will secure that such holder will receive one Designated Share for each Ordinary Share held by him. (If and so far as the foregoing provisions are inconsistent with those contained in Articles 130, 131, 139 and 142, the foregoing provisions shall prevail.) Where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional certificates, may fix the value for distribution of such specific assets or any part thereof, may determine that cash payments shall be made to any members upon the footing of the value so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees as may seem expedient to the Directors. The Directors may in relation to any such distribution of Designated Shares authorise any person to enter on behalf of all the members interested into an agreement with the relevant Designated Subsidiary whereby such members agree to become members and to be bound, in respect of their holdings of Designated Shares from time to time, by the memorandum and articles of association (as amended from time to time) of such Designated Subsidiary and each mandate or other instruction relating to the payment of dividends or making of distributions by the Company, and which is in force at the time of determining entitlement to any distribution of Designated Shares, shall, unless and until revoked, become a valid and binding mandate or other instruction to such Designated Subsidiary in respect of any dividend or other distribution paid or made by it, and any agreement made under the authority given to the Directors pursuant to this Article 138 shall be effective and binding on all concerned.

Payment mechanisms for dividends

139     (A)     Any dividend or other moneys payable in cash (whether in sterling or foreign currency pursuant to provision made under these Articles) on or in respect of a share may be paid by cheque or warrant sent through the post to the registered address (or in the case of an Approved Depositary, subject to the approval of the Directors, such persons and postal addresses as an Approved Depositary may direct) of the member or person entitled thereto (or, if two or more persons are registered as joint holders of the share or are entitled thereto in consequence of the death or bankruptcy of the holder, to any one of such persons) or to such person and such postal address as such member or person or persons may in writing direct. Every such cheque or warrant shall be made payable to, or to the order of, the person to whom it is sent or to such person as the holder or joint holders or person or persons entitled to the share in consequence of the death or bankruptcy of the holder may direct and payment of the cheque or warrant by the banker upon whom it is drawn shall be a good discharge to the Company. If any such cheque or warrant has or shall be alleged to have been lost, stolen or destroyed, the Directors may, on request of the person entitled thereto, issue a replacement cheque or warrant subject to compliance with such conditions as to evidence and indemnity and the payment of out of pocket expenses of the Company in connection with the request as the Directors may think fit. Every such cheque or warrant shall be sent at the risk of the person entitled to the money represented thereby. If on three consecutive occasions cheques or warrants in payment of dividends or other moneys payable on or in respect of any share have been sent through the post in accordance with the provisions of this Article 139 but have been returned undelivered or left uncashed during the periods for which the same are valid, the Company need not thereafter despatch further cheques or warrants in payment of dividends or other moneys payable on or in respect of the share in question until the member or other person entitled thereto shall have communicated with the Company and supplied in writing to the Transfer Office a postal address for the purpose.

(B)     In respect of any share which is an uncertificated share, where the Company is authorised to do so by or on behalf of the holder or joint holders of that share in such manner as the Company shall from time to time consider sufficient, the Company may also pay any dividend or other moneys payable in cash (whether in sterling or foreign currency pursuant to provision made under these Articles) on or in respect of that share by means of the relevant system concerned (subject always to the facilities and requirements of that relevant system). Every such payment made by means of that relevant system shall be made in such manner as may be consistent with the facilities and requirements of the system. Without prejudice to the generality of the foregoing, such payment may include the sending by the Company or by any person on its behalf of an instruction to the Operator of the system to credit the cash memorandum account of the relevant holder or joint holders. The Company shall not be responsible for the loss of, or any loss resulting from, a payment made by means of a relevant system, and any such payment shall be at the sole risk of the holder or joint holders of the share or shares concerned.

(C)     Where an Approved Depositary approved by the Directors for the purposes of this Article 139 has elected or agreed pursuant to provision made under these Articles to receive dividends in a foreign currency, the Directors may in their discretion approve the entering into of arrangements with such Approved Depositary to enable payment of the dividend to be made to such Approved Depositary in such foreign currency for value on the date on which the relevant dividend is paid, or such later date as the Directors may determine.

Payment of dividends to joint shareholder

140     If two or more persons are registered as joint holders of any share, or are entitled jointly to a share in consequence of the death or bankruptcy of the holder, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable on or in respect of the share.

Dividend re-investment plans

141     (A)     The Directors may with the prior sanction of an ordinary resolution of the Company implement and maintain in accordance with the terms and conditions of such resolution but otherwise as the Directors may determine from time to time a share dividend or distribution reinvestment plan or plans for the benefit of the holders of Ordinary Shares of the Company whereby such holders may be given one or more of the following options namely:

(i)     instead of taking the net cash amount due to them in respect of any dividend (or any part thereof) declared or payable on all or any Ordinary Shares held by them either to invest such cash in subscribing for unissued Ordinary Shares in the capital of the Company payable in full or by instalments or in paying up in full or by instalments any unpaid or partly paid Ordinary Shares held by them on the terms of any such plan; or

(ii)     instead of taking the net cash amount due to them in respect of any dividend (or any part thereof) declared or payable on all or any Ordinary Shares held by them to elect to receive new Ordinary Shares in the capital of the Company credited as fully paid on the terms and conditions of any such plan; or

(iii)     to forego their entitlement to any dividend (or any part thereof) declared or payable on all or any Ordinary Shares held by them and to take instead fully paid bonus Ordinary Shares on the terms and conditions of any such plan; or

(iv)     any other option in respect of the whole or any part of any dividend on all or any Ordinary Shares held by them as the Directors shall determine.

Where in the case of any plan such as those contemplated in sub-paragraphs (ii) and (iii) above, holders of Ordinary Shares are not entitled to payment of a cash dividend (otherwise than in respect of fractional entitlements), the plan may provide for them to receive allotments of Ordinary Shares credited as fully paid having a value of more than the net cash amount which would otherwise be due to them in respect of the relevant dividend but not exceeding a value equivalent to the sum of the net cash amount of the dividend together with the associated tax credit (as defined in paragraph (H) below).

(B)     The Directors may in their discretion suspend or terminate or modify in any manner consistent with these Articles or the sanctioning resolution any such plan which is in operation.

(C)     For the purposes of any such plan the Directors may capitalise out of such of the sums standing to the credit of any of the Company’s reserve accounts (including any share premium account, capital redemption reserve or any other undistributable reserve) or any of the profits available for distribution under the provisions of the Statutes and which could otherwise have been applied in paying dividends in cash as the Directors may determine, a sum equal to the aggregate nominal amount of any Ordinary Shares to be allotted under any such plan and shall apply the same in paying up in full the appropriate number of unissued Ordinary Shares for allotment and distribution credited as fully paid up to and amongst the holders of Ordinary Shares entitled to the same. The Directors may do all acts and things considered necessary or expedient to give effect to any such capitalisation and may authorise any person on behalf of all the holders of Ordinary Shares entitled to the same to enter into an agreement with the Company providing for any such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

(D)     No fraction of any share shall be allotted. The Directors may make such provisions as they think fit for any fractional entitlements including provisions whereby, in whole or in part, the benefit thereof accrues to the Company and/or under which fractional entitlements are accrued and/or retained and in each case accumulated on behalf of any shareholder and such accruals or retentions are applied to the allotment (by reference to the aggregate net cash amount thereof or value equivalent to the sum of the aggregate net cash amount thereof together with the associated tax credit which it would have attracted if paid as a dividend) by way of bonus to or cash subscription on behalf of such shareholder of fully paid Ordinary Shares.

(E)     The Directors shall notify the holders of Ordinary Shares of the terms and conditions of any such plan and shall make available or provide to them forms of election so that they may exercise the rights granted.

(F)     The power conferred under this Article 141 and by any authority given by the Shareholders shall not be exercised unless the Company shall then have:

(i)     sufficient unissued shares in the capital of the Company capable of being issued as Ordinary Shares; and

(ii)     if any shares are to be allotted other than for cash, sufficient profits available for distribution or reserves standing to the credit of an appropriate account to give effect to the terms of any such plan.

(G)     The Directors may in their discretion on any occasion determine that any such plan shall not be made available to Ordinary Shareholders resident within or beyond specified territories or jurisdictions or in respect of Ordinary Shares held by an Approved Depositary or in respect of Ordinary Shares the dividends on which are payable or liable to be payable in a currency other than US dollars or sterling pursuant to provision made under these Articles.

(H)     “associated tax credit” means for the purposes of this Article 141 and any plan the tax credit which would be available to the recipient of a dividend under Section 231 of the Income and Taxes Act 1988 on the assumption that such recipient is an individual resident in the UK for UK taxation purposes.

Record Date

142     Notwithstanding any other provision of these Articles but subject always to the Statutes, the Company or the Directors may by resolution specify any date (“record date”) as the date at the close of business (or such other time as the Directors may determine) on which persons registered as the holders of shares or other securities shall be entitled to receipt of any dividend, distribution, interest, allotment, issue, notice, information, document or circular and such record date may be on or at any time before the date on which the same is paid or made or (in the case of any dividend, distribution, interest, allotment or issue) at any time after the same is recommended, resolved, declared or announced but without prejudice to the rights inter se in respect of the same of transferors and transferees of any such shares or other securities.

Capitalisation of Profits and Reserves

143     The Directors may, with the sanction of an ordinary resolution of the Company, capitalise any sum standing to the credit of any of the Company’s reserve accounts (including any share premium account, capital redemption reserve or other undistributable reserve) or any sum standing to the credit of profit and loss account by appropriating such sum to the members who would have been entitled to it if it were distributed by way of dividend on the Ordinary Shares and in the same proportions and applying such sum on their behalf in paying up in full unissued Ordinary Shares (or, subject to any special rights previously conferred on any shares or class of shares for the time being issued, unissued shares of any other class not being redeemable shares) for allotment and distribution credited as fully paid up to and amongst them as bonus shares in the proportions aforesaid. The Directors may do all acts and things considered necessary or expedient to give effect to any such capitalisation, with full power to the Directors to make such provisions as they think fit for any fractional entitlements which would arise on the basis aforesaid (including provisions as to the date or dates by reference to which the entitlement of such members is to be determined and provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the members concerned). The Directors may authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for any such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

Accounts

Accounts to be kept

144     Accounting records sufficient to show and explain the Company’s transactions and otherwise complying with the Statutes shall be kept at the Office, or at such other place as the Directors think fit, and shall always be open to inspection by the officers of the Company. Subject as aforesaid no member of the Company or other person shall have any right of inspecting any account or book or document of the Company except as conferred by statute or ordered by a court of competent jurisdiction or authorised by the Directors.

Copies of accounts

145     A copy of every balance sheet and profit and loss account which is to be laid before a general meeting of the Company (including every document required by law to be comprised therein or attached or annexed thereto) shall not less than twenty-one days before the date of the meeting be sent to every member of, and every holder of debentures of, the Company and to every other person who is entitled to receive notices of meetings from the Company under the provisions of the Statutes or of these Articles. Provided that this Article 145 shall not require a copy of these documents to be sent to more than one of joint holders or to any person for whom the Company does not have on record either a postal address or an address for electronic communication to which the copies can be sent, but any member or holder of debentures to whom a copy of these documents has not been sent shall be entitled to receive a copy free of charge on application at the Office and provided further that if the Statutes so permit the Company need not send copies of these documents to members who do not wish to receive them but may send them such summary financial statement or other documents as may be authorised by the Statutes. So long as and whenever any of the shares or debentures of the Company are for the time being listed or dealt in on the London Stock Exchange, there shall be forwarded to the appropriate officer of the London Stock Exchange such number of copies of such documents as may for the time being be required under its regulations or practice. Where permitted by the Statutes, any document or copy referred to in this Article 145 may be sent by electronic communication.

Auditors

Defective appointment of auditors

146     Subject to the provisions of the Statutes, all acts done by any person acting as an auditor shall, as regards all persons dealing in good faith with the Company, be valid, notwithstanding that there was some defect in his appointment or that he was at the time of his appointment not qualified for appointment or subsequently became disqualified.

Auditors’ rights

147     An auditor shall be entitled to attend any general meeting and to receive all notices of and other communications relating to any general meeting which any member is entitled to receive and to be heard at any general meeting on any part of the business of the meeting which concerns him as auditor.

Notices

Service of notices and documents

148     (A)     Any notice or document (including a share certificate) may be served on or delivered to any member by the Company either personally or by sending it through the post in a prepaid cover (in such form as any Director or the Secretary may determine) addressed to such member at his registered address, or (if he has no registered address within the United Kingdom) to the postal address, if any, within the United Kingdom supplied by him to the Company as his address for the service of notices, or by delivering it to such address addressed as aforesaid. In the case of a member registered on a branch register any such notice or document may be posted either in the United Kingdom or in the territory in which such branch register is maintained.

(B)     Where a notice or other document is served or sent by post, service or delivery shall be deemed to be effected at the expiration of twenty-four hours (or, where second-class mail is employed, forty-eight hours) after the time when the cover containing the same is posted and in proving such service or delivery it shall be sufficient to prove that such cover was properly addressed, stamped and posted.

(C)     The Company is generally and unconditionally authorised to use electronic communications with its shareholders and in particular to send or supply documents or information to its shareholders by making them available on a website. Accordingly, the Company may, subject to the provisions of the Statutes, give or send to any members any notice or other document (excluding a share certificate) by electronic communication where:

(i)     the Company and that member have agreed to the use of electronic communication for sending copies of documents to the member and:

(a)     the documents are documents to which the agreement applies; and

(b)     copies of the documents are sent using electronic communication to such address (or to one of such addresses if more than one) as may for the time being be notified by the member to the Company for that purpose; or

(ii)     the Company and that member have agreed to that member having access to documents on a website (instead of the documents being sent to him) and:

(a)     the documents are documents to which the agreement applies; and

(b)     the text and images in the documents can be (as appropriate) read or seen using the naked eye; and

(c)     the member is notified in a manner for the time being agreed for the purpose between the member and the Company of:

(1)     the presence of the documents on a website;

(2)     the address of that website;

(3)     the place on that website where the documents may be accessed and how they may be accessed; and

(4)     the period of time for which the documents will be available on the website, which must be the period specified in any applicable provision of the Companies Acts or, if there is no such period specified, for a period of not less than twenty-eight days from the date of notification or, if later, until the conclusion of any general meeting to which the documents relate; and

(d)     the documents are published on that website throughout the period referred to in sub-paragraph (ii)(c)(4) above, provided that, if the documents are published on that website for a part but not all of such period, the documents will be treated as published throughout that period if the failure to publish those documents throughout that period is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid.

(D)     A member of the Company which is itself a company shall be deemed to have agreed that the Company may send a notice or other document in accordance with paragraph (C)(i) above if that member is deemed by a provision in the Companies Acts to have agreed that the notice or document may be so sent.

(E)     Where a notice or other document is given or sent by electronic communication, it shall be deemed to have been given or sent at the expiration of two hours from the time it was sent to an address supplied by the member or of notification to the member of its publication on a website. Proof that a notice or other document given or sent by electronic communication was given or sent in accordance with current guidance issued by the Institute of Chartered Secretaries and Administrators shall be conclusive evidence that the notice or document was sent or given.

Notices to joint shareholders

149     (A)     Any notice given to that one of the joint holders of a share whose name stands first in the Register of Members in respect of the share shall be sufficient notice to all the joint holders in their capacity as such. For such purpose a joint holder having no registered address in the United Kingdom and not having supplied a postal address within the United Kingdom for the service of notices shall be disregarded.

(B)     Save where prohibited by law, in any case where (but for this paragraph (B)) the agreement or consent of all the joint holders of a share is required for notice to be served, or documents or information to be sent, in a particular manner, then the agreement or consent of that one of the joint holders of the share whose name stands first in the Register of Members in respect of the share shall be sufficient agreement or consent for the purpose in question.

Notices to successors of shareholders

150     A person entitled to a share in consequence of the death or bankruptcy of a member upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share, and upon supplying also a postal address within the United Kingdom for the service and delivery of notices and documents, and, if he wishes, an address for the service and delivery of electronic communications, shall be entitled to have served upon or delivered to him at any address given by him any notice or document to which the member but for his death or bankruptcy would have been entitled, and any such service or delivery shall for all purposes be deemed a sufficient service or delivery of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share. Save as aforesaid any notice or document delivered or sent to a member in accordance with these Articles shall, notwithstanding that such member be then dead or bankrupt or in liquidation, and whether or not the Company have notice of his death or bankruptcy or liquidation, be deemed to have been duly served or delivered in respect of any share registered in the name of such member as sole or first-named joint holder.

Loss of entitlement to notices

151     A member who (having no registered address within the United Kingdom) has not supplied to the Company a postal address within the United Kingdom for the service of notices, or an address for the service of notices by electronic communication, shall not be entitled to receive notices from the Company. If on three consecutive occasions a notice to a member has been returned undelivered, such member shall not thereafter be entitled to receive notices from the Company until he shall have communicated with the Company and supplied in writing to the Transfer Office a new registered address, or a postal address within the United Kingdom for the service of notices, or shall have informed the Company, in such manner as may be specified by the Company, of an address for the service of notices by electronic communication. For these purposes, a notice sent by post shall be treated as returned undelivered if the notice is sent back to the Company (or its agents), and a notice sent by electronic communication shall be treated as returned undelivered if the Company (or its agents) receive notification that the notice was not delivered to the address to which it was sent.

Savings

152     Nothing in any of the preceding four Articles shall affect any requirement of the Statutes that any particular offer, notice or other document be served in any particular manner.

Winding Up

Petitioning for winding-up

153     The Directors shall have power in the name and on behalf of the Company to present a petition to the Court for the Company to be wound up.

Powers of liquidator

154     If the Company shall be wound up (whether the liquidation is voluntary, under supervision or by the Court) the Liquidator may, with the authority of an extraordinary resolution, divide among the members in specie or kind the whole or any part of the assets of the Company and whether or not the assets shall consist of property of one kind or shall consist of properties of different kinds, and may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the members or different classes of members. The Liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of members as the Liquidator with the like authority shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.

Indemnity

155     Subject to the provisions of and so far as may be consistent with the Statutes, every Director, auditor, Secretary or other officer of the Company shall be entitled to be indemnified by the Company against all costs, charges, losses, expenses and liabilities incurred by him in the execution and/or discharge of his duties and/or the exercise of his powers and/or otherwise in relation to or in connection with his duties, powers or office.

Approved Depositaries

Appointment of an Approved Depositary

156     The Directors may appoint as an Approved Depositary any person:

(i)     who is a member holding Ordinary Shares;

(ii)     on whose behalf Ordinary Shares are held by a nominee, or

(iii)     by whom or on whose behalf Share Warrants have been deposited pursuant to Article 27(viii).

The appointment of an Approved Depositary already effected prior to the adoption of these Articles shall remain in force on the terms and conditions as approved by the Directors.

An Approved Depositary’s Nominee

157     An Approved Depositary’s “Nominee” shall mean any member who holds Ordinary Shares as the Approved Depositary’s nominee.

Manner of appointing an Approved Depositary

158     The appointment of an Approved Depositary shall be in writing and may be in relation to all or any specified number of such person’s Overall Holding and be on such terms and conditions as the Directors may approve.

“Overall Holding”

159     The expression “Overall Holding” in relation to an Approved Depositary means the aggregate of the Ordinary Shares which shall for the time being:

(i)     be registered in the name of the Approved Depositary or its Nominee; or

(ii)     be represented by Share Warrants which have been deposited by or on behalf of the Approved Depositary pursuant to Article 27(viii) or which are the subject matter of a certificate deposited by or on behalf of the Approved Depositary and accepted by the Directors pursuant to Article 26.

The Approved Depositary Register

160     (A)     An Approved Depositary shall maintain a register or system(s) (“Approved Depositary Register”) in which shall be recorded the number of Ordinary Shares in relation to which the Approved Depositary has been appointed (“Specified Shares”).

(B)     An Approved Depositary or its Nominee may appoint such person as it thinks fit as its proxy (including appointment by electronic communication) in relation to Specified Shares by entering the name of each such person (“Appointed Person”) in the Approved Depositary Register together with such details as the Directors shall require.

(C)     Upon the entry of an Appointed Person’s name in the Approved Depositary Register the Approved Depositary or its Nominee shall be deemed to have appointed such person as its proxy and otherwise conferred on him the rights set out under Article 162.

(D)     The Approved Depositary Register shall:

(i)     in the case of each Appointed Person specify the number (the “Appointed Number”) of Specified Shares in respect of which the appointment of the Appointed Person as a proxy has been made; and

(ii)     be open to inspection by any person authorised by the Company or the Approved Depositary during usual business hours.

(E)     The Approved Depositary shall furnish to the Company or its agents upon demand all such information contained in the Approved Depositary Register, or any part of it as may be requested.

Restrictions on the Approved Depositary

161     In relation to an Approved Depositary:

(i)     the aggregate of Appointed Numbers of Appointed Persons recorded in the Approved Depositary Register shall not exceed the aggregate number of Specified Shares so recorded; and

(ii)     the aggregate number of Specified Shares recorded in the Approved Depositary Register shall not exceed the Approved Depositary’s Overall Holding.

Rights of Appointed Persons

162     (A)     Subject to the Statutes and subject to the provisions of these Articles an Appointed Person:

(i)     shall upon production to the Company at any general meeting of written evidence of his status as an Appointed Person (which shall be in such form as the Company and the Approved Depositary shall determine from time to time) be entitled in relation to that meeting to the same rights, and subject to the same restrictions, in relation to his Appointed Number of Specified Shares as though he had been validly appointed as a proxy in relation to such Specified Shares by his Approved Depositary or his Approved Depositary’s Nominee in accordance with Articles 82 – 86 (inclusive); and

(ii)     shall himself be entitled to appoint any other person as proxy in relation to his Appointed Number of Specified Shares (or some lesser number of them) using any of the means by which a proxy may be appointed under or pursuant to Articles 82 – 86 (inclusive) and so that the provisions of these Articles relating to the appointment by a member of a person to act as proxy, and to the revocation of such an appointment, and relating to the rights and duties of the person so appointed, shall apply mutatis mutandis in relation to the appointment of a person as the proxy of an Appointed Person in relation to his Appointed Number of Specified Shares, as though the Appointed Person was the registered holder of Ordinary Shares of the Appointed Number and he had appointed his proxy under or pursuant to the provisions of Articles 82 – 86 (inclusive).

(B)     Subject to such terms and conditions as may have been agreed between the Company and the Approved Depositary and to such terms and conditions as govern the relationship between the Approved Depositary and its Appointed Persons, the Approved Depositary or its Nominee shall, on the request of an Appointed Person, exercise in relation to the Appointed Person’s Appointed Number of Specified Shares such other rights in relation to general meetings of the Company as may be conferred upon a member of the Company by the Statutes.

Reserved rights of an Approved Depositary (or its Nominee)

163     For the avoidance of doubt and subject to Article 167 below an Approved Depositary or its Nominee shall as between the Approved Depositary or its Nominee on the one hand and the Company on the other be entitled in relation to any general meeting to exercise all the voting rights in relation to all or any of the shares comprised in that Approved Depositary’s Overall Holding, and in particular may exercise the right to vote in person (or by corporate representative) notwithstanding the appointment by that Approved Depositary or its Nominee of any Appointed Person(s), the rights conferred by such appointment, or the exercise of such rights.

Service of notices and documents on Appointed Persons

164     The Company may, if requested by any Approved Depositary, send to each Appointed Person entered in the Approved Depositary Register all notices and other documents which are sent to the holders of Ordinary Shares. Any such notices and documents shall be sent to the postal address of the Appointed Person in question as it appears in the Approved Depositary Register, save that if he shall have an address for electronic communication recorded in the Approved Depositary Register, they may be sent by electronic communication to that address.

Payments to Appointed Persons

165     The Company may if requested by an Approved Depositary pay to an Appointed Person at his postal address as shown in the Approved Depositary Register or by electronic funds transmission to an account notified by the Approved Person all dividends payable on the Ordinary Shares in respect of which he has been appointed as an Appointed Person, and payment of any such dividend shall be a good discharge to the Company of its obligation to make payment of the dividend in question in respect of the Ordinary Shares concerned.

Record dates in relation to Appointed Persons

166     (A)     For the purposes of determining which persons are entitled as Appointed Persons:

(i)     to exercise the rights conferred by Article 162;

(ii)     to receive documents sent pursuant to Article 164; and

(iii)     to be paid dividends paid pursuant to Article 165,

and each such person’s Appointed Number of Specified Shares the Approved Depositary may determine that the Appointed Persons so entitled shall be the persons entered as such in the Approved Depositary Register at the close of business on any date specified for the particular purpose and determined by agreement between the Approved Depositary and the Company (the “Approved Depositary Record Date”).

(B)     When the Approved Depositary Record Date is determined for a particular purpose then subject to Article 167:

(i)     each Appointed Person’s Appointed Number of Specified Shares shall be the number appearing against his name in the Approved Depositary Register as at the close of business on the Approved Depositary Record Date; and

(ii)     changes to entries in the Approved Depositary Register after the close of business on the Approved Depositary Record Date shall be disregarded in determining the entitlement of any person for the particular purpose specified in setting the Approved Depositary Record Date.

Adjustments to votes

167     If it appears:

(i)     in relation to a particular resolution at a particular meeting; and

(ii)     in relation to a particular Approved Depositary,

that the aggregate number of votes cast by or on behalf of the Approved Depositary would without an adjustment exceed that Approved Depositary’s Overall Holding at the time specified under Article 60(E) for establishing the entitlement of members of the Company to attend or vote at the meeting then such adjustments shall be made to the aggregate number of votes cast for or against the resolution so that the total number of votes cast by or on behalf of the Approved Depositary does not exceed that Approved Depositary’s Overall Holding and the following provisions for making that adjustment shall apply:

(a)     such adjustments (which may be adjustments to nil) may be adjustments of all votes which would otherwise be cast by or on behalf of the Approved Depositary or of some of them only and then in the latter event such adjustments may vary as between some votes and others;

(b)     if it is willing and able to do so within such time as the chairman of the meeting may prescribe, such adjustments shall be made by the Approved Depositary;

(c)     in any other case such adjustments shall be made by the chairman of the meeting on a pro rata basis or in such other manner as may have been prescribed by regulations or procedures made or established by the Directors under Article 85; and

(d)     any adjustments made in good faith in accordance with this Article 167 shall be conclusive and binding on all persons interested.

For the avoidance of doubt votes cast by or on behalf of the Approved Depositary shall include votes cast by its Nominee, or by any Appointed Person appointed by that Depositary or its Nominee, or by any proxy of such an Appointed Person.

No recognition of trusts etc

168     Except as required by law, no Appointed Person shall be recognised by the Company as holding any interest in shares upon any trust and subject to the recognition of the rights conferred in relation to general meetings by appointments made by Appointed Persons pursuant to Article 162(A)(ii) the Company shall be entitled to treat any person entered in the Approved Depositary Register as an Appointed Person as the only person (other than the Approved Depositary or its Nominee) who has any interest in the Specified Shares in respect of which the Appointed Person has been appointed.

Determination of questions relating to an Appointed Person’s rights

169     Subject and without prejudice to the provisions of Article 167, if in any circumstances other than those provided for in that Article any question shall arise as to whether an Appointed Person or a proxy for an Appointed Person has been validly appointed to vote (or exercise any other right) in respect of any Specified Shares or as to the Appointed Number of Specified Shares in respect of which he is entitled to do so, then:

(i)     if such question arises at or in relation to a general meeting it shall be determined by the chairman of the meeting or in such other manner as may have been prescribed by regulations or procedures made or established by the Directors under Article 85; and

(ii)      if it arises in any other circumstances it shall be determined by the Directors and any such determination if made in good faith shall be final and conclusive and binding on all persons interested.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c. (Registrant)

Dated: 22 May 2008	/s/ D.J. PEARL D.J. Pearl Deputy Company Secretary